Filed Pursuant to Rule 253(g)(2)

File No. 24-11592

OFFERING CIRCULAR NO. 2 DATED AUGUST 31, 2021

(to the offering circular dated July 29, 2021)

Aluf Holdings, Inc.

$20,000,000

200,000,000 SHARES OF COMMON STOCK

$0.10 PER SHARE

EXPLANATORY NOTE

This document (the “Supplement”) supplements the amended offering circular of Aluf Holdings, Inc. (the “Company,” “we,” “us,” or “our”) dated July 29, 2021 and originally qualified August 20, 2021 (“Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to decrease the total offering price per share and to increase the offering amount of our shares of common stock.

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This is the public offering of securities of Aluf Holdings, Inc., a Nevada corporation. We are offering up to 200,000,000 shares of our Common Stock, par value $0.001 ("Common Stock"), at an offering price of $0.10 per share (the "Offered Shares") by the Company. This Offering will terminate on twelve months from the day the Offering is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date, the "Termination Date"). The minimum purchase requirement per investor is 1,000,000 Offered Shares ($10,000); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 5 of this Offering Circular.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a “best efforts” basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

The Company is using the Offering Circular format in its disclosure in this Offering Circular.

Our Common Stock is traded in the OTCMarket Pink Open Market under the stock symbol “AHIX.”

Investing in our Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 5 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.10	$20,000,000.00
Underwriting Discounts and Commissions (3)	$0	$0
Proceeds to Company (4)	$0.10	$20,000,000.00

(1)	We are offering shares on a continuous basis. See “Distribution” – Continuous Offering.

(2)

This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best-efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3)	We are offering these securities without an underwriter.

(4)	Excludes estimated total offering expenses, including underwriting discount and commissions, which will be approximately $50,000 assuming the maximum offering amount is sold.

Our Board of Directors used its business judgment in setting a value of $0.10 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Offering Circular Dated August 31, 2021

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to "Aluf Holdings, Inc.", “AHIX”, "we", the "Company", "our" and "us" refer to the activities of and the assets and liabilities of the business and operations of Aluf Holdings, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a "going concern;"

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us and our perception and interpretation thereof, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We urge you to read this Offering Circular in its entirety and not place undue reliance on forward-looking statements. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements revising and/or updating our forward-looking statements if events occur or circumstances change.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Company Information

Aluf Holdings, Inc., is a Nevada corporation, originally incorporated under the laws of the State of New York in 1977, the company began as a distributor of education-oriented toys and children’s books. The Company commenced trading on NASDAQ in 1984, until voluntarily filing a Form 15 in 2009. On December 4, 2009, the Company announced its decision to exit the toy business and pursue new business ventures. In 2012, the Company relocated its state of incorporation to Nevada, with its corporate headquarters in South Florida, we began to strategically acquire businesses with strong growth potential and a solid business plan primarily in the software and technologies industries.

We are engaged in acquiring, operating and managing subsidiary companies in the development and sale of proprietary software. Through strategic acquisitions, the Company will develop and manage biometric, blockchain, AI software, technology, and cyber security companies as subsidiaries. To this, the Company has launched a very intensive campaign to target multiple strategic partnerships, business and software asset acquisitions and will rapidly develop a robust portfolio of technology assets over the next several years, allowing us to increase strategic partnerships, market share and profitability. The Company has selected a number of potential candidates in order to enable the success of this software and technology vertical.

The Company's core business and strategy is to build a large portfolio of companies with more diverse enterprise software solutions through strategic acquisitions and managed growth as it acquires profitable businesses with strong growth potential and a solid business plan. Our technology acquisitions stem from a surge in momentum in the tech space; especially in areas of biometrics and cyber security, cloud-based software services (SaaS), medical applications, energy production, IoE (Internet of Everything) services, and global law enforcement and military based offensive and defensive applications. in the software and technology industries.

On March 18, 2016, the Company entered into a software acquisition agreement with Investor-Reports, Inc., to acquire all right, title, and interest in and to a certain computer program and documentation which will be marketed as “software-as-a-service”, a web-based system that provides an easy way for the customer’s compliance officers to identify and resolve potential violations or problematic areas under the rules of compliance. Closing is contingent on the Company raising $65,000 for the purchase price of this software.

On May 30, 2021, the Company entered into a Stock Purchase Agreement with KNWN Technologies, Inc., a Florida corporation (“KNWN”) (“KNWN Purchase Agreement’). In the KNWN Purchase Agreement the Company agreed to purchase 100% of the outstanding shares of KNWN in return for the payment of a total of ten million ($10,000,000) dollars to be paid as follows: $9,000,000 upon the closing of the KNWN Purchase Agreement, and a note in the principal amount of one million ($1,000,000) that is convertible into common stock of the Company, with an automatic conversion upon the completion of an uplisting to NASDAQ. Immediately upon closing the Company will conduct a certified business valuation of KNWN and in the event that the valuation of KNWN is at least twelve million ($12,000,000) the Company will issue KNWN an additional convertible note in the principal amount of two million ($2,000,000) that is also convertible into common stock of the Company, and that also automatically converts upon the completion of an uplisting to NASDAQ. The closing is anticipated to occur on or before August 31, 2021, or 90 days after the qualification of this Regulation A Offering. The KNWN Purchase Agreement contains customary termination clauses.

The foregoing descriptions of the KNWN Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which is filed as Exhibit 6.1 to this Regulation A Offering, respectively, and is incorporated herein by reference.

Currently, the full focus of Aluf Holdings is concentrated on the burgeoning domestic biometrics sector. The company has created a private, wholly owned subsidiary, Aluf Biometrics, as the entity to acquire its initial company in the biometrics sector.

Going forward, ALUF’s business objectives include increasing brand awareness and escalating goodwill within the biometrics industry in order to establish itself as the “go to” source for the most efficient solutions, techniques, and technology designed to detect and deter attempts at identity fraud, hacker access, and password theft. These types of solutions are mission critical to clients that require continuous monitoring and compliance, such as financial services (trading desks), technology (network operating systems), defense (government facility security and defense manufacturing), higher education (testing, licensing, and certification), and penal systems (private and governmental).

Our fiscal year-end date is December 31.

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Our AHIX mailing address is 4801 South University Drive, Suite 227 Fort Lauderdale, FL 33328. Our main telephone number is (866) 793-1110. Our website is www.aluf.com and our email address is info@aluf.com.

We do not incorporate the information on or accessible through our websites into this Offering Circular, and you should not consider any information on, or that can be accessed through, our websites a part of this Offering Circular.

Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one-page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The board of directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the OTCMarket Pink Open Market Sheets under the symbol AHIX.

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THE OFFERING

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Issuer:	Aluf Holdings, Inc.

Securities offered:	A maximum of 200,000,000 shares of our common stock, par value $0.001 ("Common Stock") at an offering price of $0.10 per share (the "Offered Shares"). (See “Distribution.”)

Number of shares of Common Stock outstanding before the offering	147,508,566 issued and outstanding as of July 25, 2021

Number of shares of Common Stock to be outstanding after the offering	347,508,566 shares, if the maximum amount of Offered Shares are sold

Price per share:	$0.10

Maximum offering amount:	200,000,000 shares at $0.10 per share, or $20,000,000 (See “Distribution.”)

Trading Market:	Our Common Stock is trading on the OTC Markets Pink Open Market Sheets division under the symbol "AHIX."

Use of proceeds:

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $19,950,000.00. We will use these net proceeds for working capital and other general corporate purposes.

Risk factors:	Investing in our Common Stock involves a high degree of risk, including: Immediate and substantial dilution. Limited market for our stock. See "Risk Factors."

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RISK FACTORS

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The following is only a brief summary of the risks involved in investing in our Company. Investment in our Securities involves risks. You should carefully consider the following risk factors in addition to other information contained in this Disclosure Document. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this Document, including statements in the following risk factors, constitute "Forward-Looking Statements."

Our business and future operations may be adversely affected by epidemics and pandemics, such as the recent COVID-19 outbreak.

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases, which could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of the country as a whole. For example, the recent outbreak of COVID-19, has been declared by the World Health Organization to be a “pandemic,” has spread across the globe, including the United States of America. A health epidemic or pandemic or other outbreak of communicable diseases, such as the current COVID-19 pandemic, poses the risk that we, or potential business partners may be disrupted or prevented from conducting business activities for certain periods of time, the durations of which are uncertain, and may otherwise experience significant impairments of business activities, including due to, among other things, operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our customers or other business partners. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, our customers, our potential customers, suppliers or other current or potential business partners, the continued spread of COVID-19, the measures taken by the local and federal government, actions taken to protect employees, and the impact of the pandemic on various business activities could adversely affect our results of operations and financial condition.

The price of our common stock may continue to be volatile.

The trading price of our common stock has been and is likely to remain highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control or unrelated to our operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere, these factors include: the operating performance of similar companies; the overall performance of the equity markets; the announcements by us or our competitors of acquisitions, business plans, or commercial relationships; threatened or actual litigation; changes in laws or regulations relating to our businesses; any major change in our board of directors or management; publication of research reports or news stories about us, our competitors, or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts; large volumes of sales of our shares of common stock by existing stockholders; and general political and economic conditions.

In addition, the stock market in general, and the market for developmental related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies’ securities. This litigation, if instituted against us, could result in very substantial costs; divert our management’s attention and resources; and harm our business, operating results, and financial condition.

There are doubts about our ability to continue as a going concern.

The Company is an early stage enterprise and has commenced principal operations. The Company had $50,000 in revenues and has incurred losses of $825,210 for the year ended December 31, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the growth of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. The Company anticipates raising additional funds through public or private financing, strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and stock price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that the Company relinquish valuable rights. Please see Financial Statements – Note 3. Going Concern for further information.

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Risks Relating to Our Financial Condition

Our financials are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied.

Although the Company is confident with its accounting, we are not required to have our financials audited by a certified Public Company Accounting Oversight Board (“PCAOB”). As such, our accountants do not have a third party reviewing the accounting. Our accountants may also not be up to date with all publications and releases put out by the PCAOB regarding accounting standards and treatments. This could mean that our unaudited financials may not properly reflect up to date standards and treatments resulting misstated financials statements.

Our management has some experience operating a public company and we are subject to the risks commonly encountered by early-stage companies.

Management of Aluf Holdings, Inc. has experience in operating small companies. Many investors may treat us as an early-stage company. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

-risks that we may not have sufficient capital to achieve our growth strategy;

-risks that we may not develop our products and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

-risks that our growth strategy may not be successful; and

-risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.

As we have recently begun expanding operations in our biometrics business and have begun to receive revenues through our operations in the that industry, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in the technologies, and software industries, which are rapidly transforming. There is no guarantee that our products or services will remain attractive to potential and current users as these industries undergo rapid change, or that potential customers will utilize our services.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced a net profit and may not in the near future, if at all. While we expect our revenue to grow, we have not achieved profitability and cannot be certain that we will be able to sustain our current growth rate or realize sufficient revenue to achieve profitability. Further, many of our competitors have a significantly larger user base and revenue stream but have yet to achieve profitability. Our ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to update our website, add to our inventory, and improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we will need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing, we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

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We are highly dependent on the services of our key executives, the loss of whom could materially harm our business and our strategic direction. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management team. If we lose key management or employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. Our competition includes all other companies that are in the business of selling software as a service, biometric technologies, security and access control applications or other related items. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may not be able to compete successfully with other established companies offering the same or similar services or products and, as a result, we may not achieve our projected revenue and user targets.

If we are unable to compete successfully with other businesses in our existing markets, we may not achieve our projected revenue and/or customer targets. We compete with both start-up and established companies. Compared to our business, some of our competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established in our markets.

Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future we may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business

We expect to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

We estimate that it will cost approximately $65,000 annually to maintain the proper management and financial controls for our filings required as a public company. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Risks Relating to our Common Stock and Offering

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at, or near ask prices at any given time, may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer, which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

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The market price for the common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history, and relatively small revenues, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and small revenue or lack of profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our inventory of games; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The possible occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

-our ability to integrate operations, technology, products and services;

-our ability to execute our business plan;

-operating results below expectations;

-our issuance of additional securities, including debt or equity or a combination thereof;

-announcements of technological innovations or new products by us or our competitors;

-loss of any strategic relationship;

-industry developments, including, without limitation, changes in competition or practices;

-economic and other external factors;

-period-to-period fluctuations in our financial results; and

-whether an active trading market in our common stock develops and is maintained.

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In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

We do not expect to pay dividends in the foreseeable future; any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 900,000,000 shares of common stock. We have issued and outstanding, as of July 25, 2021, 147,508,566 shares of common stock. In addition, we are entitled under our Articles of Incorporation to issue “blank check” preferred stock. Our board may generally issue shares of common stock, preferred stock, options, or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of common stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resulting costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

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In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of a “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933, holders of restricted shares may avail themselves of certain exemptions from registration if the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registering the restricted stock. Although the Company currently plans to file either a form 10 or S-1 with the Commission upon the conclusion of the Regulation A offering, there can be no guarantee that the Company will be able to fulfill one of these registration statements, which could have an adverse effect on our shareholders.

We are classified as a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Because directors and officers currently and for the foreseeable future will continue to control Aluf Holdings, Inc., it is not likely that you will be able to elect directors or have any say in the policies of Aluf Holdings, Inc.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of Aluf Holdings, Inc., beneficially own a majority of our outstanding common stock voting rights. Due to such significant ownership position held by our insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

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In addition, sales of significant amounts of shares held by our directors, officers or affiliates, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Risks Relating to Our Company and Industry

The following risks relate to our businesses and the effects upon us assuming we obtain financing in a sufficient amount.

Our business plan is speculative.

Our planned businesses are speculative and subject to numerous risks and uncertainties. The burden of government regulation on technology, personal information, and security related industry participants, including manufacturers, distributors, retailers, suppliers and consumers, is uncertain and difficult to quantify. There is no assurance that we will ever earn enough revenue to make a net profit.

We have limited existing brand identity and customer loyalty; if we fail to market our brand to promote our service offerings, our business could suffer.

We believe that establishing and maintaining brand identity and brand loyalty is critical to attracting customers once we have a commercially viable product offered by our subsidiaries. In order to attract customers to our biometric products and subsidiary products, we may be forced to spend substantial funds to create and maintain brand recognition among consumers. We believe that the cost of our sales campaigns could increase substantially in the future. If our branding efforts are not successful, our ability to earn revenues and sustain our operations will be harmed.

In the event we are not successful in reaching our revenue targets, additional funds may be required.

We may not be able to proceed with our business plan for the development and marketing of our biometric related services. Should this occur, we may be forced to suspend or cease operations. Management intends to raise additional funds by way of a public or private offering. While we believe in the viability of our strategy to increase revenues and in our ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan, raise additional money, and generate sufficient revenues.

While we are attempting to generate sufficient revenues, our cash position may not be enough to support our daily operations.

Management intends to raise additional funds by way of a public offering or additional private offerings, by the exercise of outstanding warrants, or by alternative methods. While we believe in the viability of our strategy to increase revenues and in our ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan, raise additional money, and generate sufficient revenues.

Our biometric technology has yet to gain widespread market acceptance and we do not know whether a significant market will develop for our technology.

Biometric technology has received only limited market acceptance, particularly in the private sector. Our technology represents a novel security solution and we have not yet generated significant sales. Although recent security concerns relating to identification of individuals and appearance of biometric readers on popular consumer products, including the Apple iPhone and Samsung Galaxy, have increased interest in biometrics generally, it remains an undeveloped, evolving market. Biometric based solutions compete with more traditional security methods including keys, cards, personal identification numbers and security personnel. Acceptance of biometrics as an alternative to such traditional methods depends upon a number of factors including:

●	national or international events which may affect the need for or interest in biometric solutions;

●	the performance and reliability of biometric solutions;

●	marketing efforts and publicity regarding these solutions;

●	public perception regarding privacy concerns;

●	costs involved in adopting and integrating biometric solutions;

●	proposed or enacted legislation related to privacy of information; and

●	competition from non-biometric technologies that provide more affordable, but less robust, authentication (such as tokens and smart cards).

For these reasons, we are uncertain whether our biometric technology will gain widespread acceptance in any commercial markets or that demand will be sufficient to create a market large enough to produce significant revenue or earnings. Our future success depends, in part, upon business customers adopting biometrics generally, and our solution specifically.

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The market for our biometric technology is still developing and if the biometrics industry adopts standards or a platform different from our standards or platform, our competitive position would be negatively affected.

The market for biometric technology is still developing. The evolution of this market may result in the development of different technologies and industry standards that are not compatible with our current solutions, products or technologies. Several organizations set standards for biometrics to be used in identification and documentation. Although we believe that our biometric technologies comply with existing standards, these standards may change and any standards adopted could prove disadvantageous to or incompatible with our business model and current or future solutions, products and services.

We have to keep up with rapid technological change to continue offering our business clients competitive services or we may lose clients and be unable to compete.

Our future success will depend on our ability to continue delivering our business clients competitive results-based biometric technologies. In order to do so, we will need to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance of our services. Our failure to adapt to such changes would likely lead to a loss of clients or a substantial reduction in the fees we would be able to charge versus competitors who have more rapidly adopted improved technology. Any loss of clients or reduction of fees would adversely impact our revenue. In addition, the widespread adoption of new Internet technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure. If we are unable to pass all or part of these costs on to our clients, our margins and, therefore, profitability will be reduced.

We may not be able to compete with other biometric hardware and software developers, almost all of whom have greater resources and experience than we do.

Mostly all of our competitors have significantly greater financial, marketing and other resources, broader product lines outside of biometrics and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to: adapt to changes in customer requirements more quickly; introduce new and more innovative biometric technological products more quickly; better adapt to downturns in the economy or other decreases in sales; better withstand pressure to accept customer concerns; take advantage of acquisition and other opportunities more readily; devote greater resources to the marketing and sale of their services; and adopt more aggressive pricing policies.

Our ability to adapt to industry changes in technology, or market circumstances, may drastically change the business environment in which we operate.

If we are unable to recognize these changes in good time, are late in adjusting our business model, or if circumstances arise such as pricing actions by competitors, then this could have a material adverse effect on our growth ambitions, financial condition and operating results

The global increase in security threats and higher levels of professionalism in computer crime have increased the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access.

Our systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of our systems and networks, which could in turn materially adversely affect our financial condition and operating results.

We rely on the attraction and retention of talented employees.

Attracting and retaining talented employees in sales and marketing, research and development, finance and general management, as well as of specialized technical personnel, is critical to our success and could also result in business interruptions. There can be no assurance that we will be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future.

We may from time to time be subject to warranty and product liability claims with regard to product performance and effects.

We could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated legal proceedings relating to such claims. Successful claims for damages may be made that are in excess of our potential insurance coverage. Insurance could become more expensive and there is no assurance that insurance will still be available on acceptable terms. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect our reputation and relationships with key customers. As a result, product liability claims could materially impact our financial condition and operating results.

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In order to develop additional revenues and further our current products, we have plans to invest in product(s) that are synergistic with our current products.

Investing in these biometric products’ adaptive technologies or business models may or may not be successful. They may not be timely nor cost-effective, and there is no assurance the desired results will be achieved. We may need to increase our inventory levels, increase our accounts receivables, and be exposed to bad debt and obsolete inventory, and this would negatively impact our operations and balance sheet.

We may not be able to successfully compete against companies with substantially greater resources.

The industries in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our products. There are no assurances that competition in our respective industries will not lead to reduced prices for our products. If we are unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on our business and financial condition.

We cannot assure that we will earn a profit or that our products will be accepted by consumers.

Our business is speculative and dependent upon acceptance of our products by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products. We cannot assure that we will be successful or earn enough revenue to make a profit, or that investors will not lose their entire investment.

We face an inherent risk of exposure to product liability claims in the event that the products we manufacture or sell allegedly cause personal injury.

We face an inherent risk of exposure to product liability claims in the event that the products we sell allegedly cause damages. Although we have not experienced any significant losses due to product liability claims or other damages, we may experience such losses in the future. While our suppliers maintain insurance against product liability claims but cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on acceptable terms. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity, could have a material adverse effect upon our business.

Capacity limits on some of our planned biometric technology, processing systems and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems in a timely manner to meet significant unexpected increased demand.

As the number of possible customers we potentially serve increases and if our customer base grows, the traffic on our planned data processing systems and network hardware and software will rise. In our capacity planning processes, we may be unable to accurately project the rate of increase in the use of our data processing systems and network hardware and software. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate significant unexpected increased or peak use. If we are unable to appropriately upgrade our systems and network hardware and software in a timely manner, our operations and processes may be temporarily disrupted.

We may be unable to keep pace with changes in the industries that we serve and advancements in technology as our business and market strategy evolves.

As changes in the industries we serve occur or macroeconomic conditions fluctuate we may need to adjust our business strategies or find it necessary to restructure our operations or businesses, which could lead to changes in our cost structure, the need to write down the value of assets, or impact our profitability. We will also make investments in existing or new businesses, including investments in technology and expansion of our business plans. These investments may have short-term returns that are negative or less than expected and the ultimate business prospects of the business may be uncertain.

As our business and market strategy evolves, we also will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive, better and more interactive products and web accessibility standards. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.

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Risks Relating to the Internet

We are dependent on our telephone, Internet and management information systems for the sales and distribution of our products.

Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and management information system. A significant disruption in our telephone, Internet or management information systems could harm our relations with our customers and the ability to manage our operations. We can offer no assurance that our back-up systems will be sufficient to prevent an interruption in our operations in the event of disruption in our management information systems, and an extended disruption in the management information systems could adversely affect our business, financial condition and results of operations.

Online security breaches could harm our business.

The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in our products. Substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability. We may be liable for claims based on unauthorized access to biometric information, fraud, or misuse of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. We will rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including all personal data we collect. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. We cannot guarantee that our security measures will prevent security breaches. Any breach resulting in misappropriation of confidential information would have a material adverse effect on our business, financial condition and results of operations.

Statements Regarding Forward-looking Statements

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This Disclosure Statement contains various "forward-looking statements." You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "would," "could," “should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled "Risk Factors."

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USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $50,000) will be $19,950,000. We will use these net proceeds for the following:

Shares Offered (% Sold)	200,000,000 Shares Sold (100%)	150,000,000 Shares Sold (75%)	100,000,000 Shares Sold (50%)	50,000,000 Shares Sold (25%)
Gross Offering Proceeds	$20,000,000	$15,000,000	$10,000,000	$5,000,000
Approximate Offering Expenses (1)
Misc. Expenses	15,000	15,000	15,000	15,000
Legal and Accounting	35,000	35,000	35,000	35,000
Total Offering Expenses	50,000	50,000	50,000	50,000
Total Net Offering Proceeds	19,950,000	14,500,000	9,950,000	4,950,000
Principal Uses of Net Proceeds (2)
Purchase of KNWN Technologies, Inc.	$9,000,000	$9,000,000	$9,000,000	$4,825,000
Possible Acquisition Funds	$8,000,000	$3,500,000	$0	$0
Research & Development of biometric software	$1,825,000	$1,375,000	$525,000	$0
Marketing of biometric software.	$1,000,000	$500,000	$300,000	$0
Purchase of compliance Software (SaaS)	$125,000	$125,000	$125,000	$125,000
Total Principal Uses of Net Proceeds	19,950,000	14,500,000	9,950,000	$4,950,000
Amount Unallocated	0	0	0	0

(1)	Offering expenses have been rounded to $50,000.

(2)	Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, 50%, or 25% of the shares offered for sale in this offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

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DILUTION

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If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of December 31, 2020, was $2,262,382 or $0.0162 per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after deducting estimated offering expenses of $50,000):

Percentage of shares offered that are sold	100%	75%	50%	25%
Price to the public charged for each share in this offering	$0.10	$0.10	$0.10	$0.10
Historical net tangible book value per share as of December 31, 2020 (1)	0.0162	0.0162	0.0162	0.0162
Increase in net tangible book value per share attributable to new investors in this offering (2)	(.0492)	(.0432)	(.0348)	(.0218)
Net tangible book value per share, after this offering	.0654	.0595	.0510	.0381
Dilution per share to new investors	.0346	.0405	.0490	.0619

(1)	Based on net tangible book value as of December 31, 2020, of $2,262,382 and 139,508,566 outstanding shares of Common stock as of December 31, 2020.
(2)	After deducting estimated offering expenses of $50,000.

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DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The public offering price was determined by the Company. The principal factors considered in determining the public offering price include:

-the information set forth in this Offering Circular and otherwise available;

-our history and prospects and the history of and prospects for the industry in which we compete;

-our past and present financial performance;

-our prospects for future earnings and the present state of our development;

-the general condition of the securities markets at the time of this Offering;

-the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

-other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate at the Company’s discretion or, on the Termination Date.

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Contact us via phone or email.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by check, wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our bank account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best-efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds at Management’s discretion.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors", "Cautionary Statement regarding Forward-Looking Statements" and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Management’s Discussion and Analysis

The Company has had limited revenues from operations in each of the last two fiscal years, and in the current fiscal year.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company's entire deployment of its current and proposed products and its business plan, it may have to raise additional funds in the next twelve months. Contemporaneously we will work to recruit in experts in the field as well as scout experienced firms to assist in the further developing, marketing and distribution of our biometric products and technology platforms.

The Company expects to increase the number of employees at the corporate level.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, the valuation and recognition of derivative liability, valuation allowance for deferred tax assets and useful life of fixed assets.

RESULTS OF OPERATIONS

Working Capital	December 31, 2020 $	December 31, 2019 $
Cash	917	148,979
Current Assets	168,249	1,013,121
Current Liabilities	984,497	7,206,568
Working Capital (Deficit)	(816,248)	(6,193,447)

Cash Flows	December 31, 2020 $	December 31, 2019 $
Cash Flows provided by (used in) Operating Activities	(1,217,885)	(409,096)
Cash Flows provided by Financing Activities	(9,053,427)	13,182,897
Cash Flows used in Investing Activities	10,123,250	(12,666,536)
Net Increase (decrease) in Cash During Period	(148,062)	107,265

Operating Revenues

The Company’s revenues were $50,000 for the year ended December 31, 2020 compared to $2,612,341 for the year ended December 31, 2019.

Cost of Revenues / Sales

The Company’s cost of revenues was $0 for the year ended December 31, 2020 compared to $953,824 for the year ended December 31, 2019.

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Gross Profit

For the year ended December 31, 2020, the Company’s gross profit was $50,000 compared to $1,658,517 for the year ended December 31, 2019.

General and Administrative Expenses

General and administrative expenses consisted primarily of consulting fees, professional fees, employees, and accounting expenses. For the year ended December 31, 2020, compared to the year ended December 31, 2019, general and administrative expenses decreased from $1,012,177 to $1,991,364 for the year ended December 31, 2020, representing a decrease of $979,187. The $979,187 decrease is primarily attributable to a decrease in salaries.

Other Income (Expense)

Other income (expense) consisted of interest expense of $9,072 for the year ended December 31, 2020. For the year ended December 31, 2019, other income (expense) consisted of interest expense of $36,209.

Net Loss

Our net loss for the year ended December 31, 2020, was $825,210 compared with a net loss of $329,716 for the year ended December 31, 2019. The net loss is influenced by the matters discussed in the other sections of the MD&A.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by related and third parties through capital investment and borrowing of funds.

At December 31, 2020, the Company had total current assets of $168,249 compared to $1,013,121 at December 31, 2019. Current assets consist primarily of cash and cash equivalents, accounts receivable, inventory, and prepaid expenses. The decrease in current assets of $844,872 was primarily attributed to a decrease in cash, accounts receivable and inventory and in prepaid expenses.

At December 31, 2020, the Company had total current liabilities of $984,497 compared to $7,206,568 at December 31, 2019. Current liabilities consisted primarily of credit line payable, accounts payable, deferred revenue, due to related party, notes payable, derivative liabilities, convertible notes payable, and accrued expenses. The decrease in our current liabilities was attributed to the decrease in accounts payable and accrued expenses.

We had negative working capital in the amount of $816,248 as of December 31, 2020, and a negative working capital in the amount of $6,193,447 as of December 31, 2019.

Cashflow from Operating Activities

During the year ended December 31, 2020, there was cash used in operating activities in the amount of $(1,217,885) compared to cash used in operating activities in the amount of $(409,096) for the year ended December 31, 2019. The increase in the amounts of cash used by operating activities was due to various reasons as shown in the financial statements below.

Cashflow from Investing Activities

There was $10,123,250 and $(12,666,536) cash used in investing activities for the years ended December 31, 2020, and 2019.

Cashflow from Financing Activities

During the year ended December 31, 2020, cash provided by financing activity was $(9,053,427) compared to $13,182,897 provided during the year ended December 31, 2019. This decrease was primarily due to changes in common stock and decreases in additional paid in capital of $(3,871,824) and loans and notes payable in the amount of $(10,227,515).

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive business activities. For these reasons, we have included in our unaudited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. As of December 31, 2020, the Company has a net loss of $825,210, and if the Company is unable to obtain adequate capital, it could be forced to cease operations.

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Future Financings.

We will continue to rely on equity sales of the Company’s common shares in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any additional sales of the equity securities or arrange for debt or other financing to fund our business plan.

Since inception, we have financed our cash flow requirements through issuance of common stock and loans to third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

We anticipate that we will incur operating losses in the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth.

To address these risks, we must, among other things, obtain a customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our business model and websites, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Critical Accounting Policies.

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenues - In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 establishes a single comprehensive model for entities to use in accounting for revenue arising from outside contracts with customers and supersedes most of the existing revenue recognition guidance and notes that lease contracts with customers are a scope exception. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. On August 12, 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09. Public business entities may elect to adopt the amendments as of the original effective date however, adoption is required for annual reporting periods beginning after December 15, 2017.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Management regularly evaluates the accounting policies and estimates that are used to prepare the financial statements. In general, management's estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

-not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

-taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

-being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

-being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following June 30.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only an exit report, rather than annual and quarterly reports.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

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Aluf Holdings, Inc.

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Corporate History

Aluf Holdings, Inc., is a Nevada corporation, originally incorporated under the laws of the State of New York in 1977, the company began as a distributor of education-oriented toys and children’s books. The Company commenced trading on NASDAQ in 1984, until voluntarily filing a Form 15 in 2009. On December 4, 2009, the Company announced its decision to exit the toy business and pursue new business ventures. In 2012, the Company relocated its state of incorporation to Nevada, with its corporate headquarters in South Florida, we began to strategically acquire businesses with strong growth potential and a solid business plan primarily in the software and technologies industries.

On November 12, 2015, the Company formed Aluf Biometrics, Inc. for the purpose of a reverse triangular merger with an acquisition target for which the Company is currently under contract.

On March 18, 2016, the Company entered into a software acquisition agreement, with Investor Reports, Inc., to acquire all rights, title, and interest in and to a certain computer program and documentation which will be marketed as “software-as-a-service”, a web-based system that provides an easy way for the customer’s compliance officers to identify and resolve potential violations or problematic areas under the rules of compliance. Closing is contingent on the Company raising $65,000 for the purchase price of this software.

On March 7, 2019, the Company formed Aluf CBD Partners, LLC for the purpose of investing in the manufacturing and processing of CBD isolate and distillate in order to fulfill the growing client need in the CBD marketplace. Due to Covid-19, Aluf has decided not to operate or fund CBD Partners at this time and as such Aluf CBD Partners has no assets and currently has no operations.

On September 12, 2019, the Company entered into a non-binding LOI with KNWN Technologies, Inc., to acquire all the stock of a start-up technology company, that provides an end-to-end, multi-factor biometric digital identity authentication and management platform. Closing is contingent on funding.

On May 15, 2020, the Company unwound the Seller-Financed common stock acquisition of Interaqt Corp d/b/a COLOTRAQ which had been acquired on April 22, 2019.

On December 21, 2020, a 1,000 to 1 reverse stock split of the Company’s common stock became effective.

On May 30, 2021, the Company entered into a Stock Purchase Agreement with KNWN Technologies, Inc., a Florida corporation (“KNWN”) (“KNWN Purchase Agreement’). In the KNWN Purchase Agreement the Company agreed to purchase 100% of the outstanding shares of KNWN in return for the payment of a total of ten million ($10,000,000) dollars to be paid as follows: $9,000,000 upon the closing of the KNWN Purchase Agreement, and a note in the principal amount of one million ($1,000,000) that is convertible into common stock of the Company, with an automatic conversion upon the completion of an uplisting to NASDAQ. Immediately upon closing the Company will conduct a certified business valuation of KNWN and in the event that the valuation of KNWN is at least twelve million ($12,000,000) the Company will issue KNWN an additional convertible note in the principal amount of two million ($2,000,000) that is also convertible into common stock of the Company, and that also automatically converts upon the completion of an uplisting to NASDAQ. The closing is anticipated to occur on or before August 31, 2021, or 90 days after the qualification of this Regulation A Offering. The KNWN Purchase Agreement contains customary termination clauses.

The foregoing descriptions of the KNWN Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which is filed as Exhibit 6.1 to this Regulation A Offering, respectively, and is incorporated herein by reference.

BUSINESS

_________

The following description of our business contains forward-looking statements relating to future events or our future financial or operating performance that involve risks and uncertainties, as set forth above under "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors described in the Annual Report, including those set forth above in the Special Cautionary Note Regarding Forward-Looking Statements or under the heading "Risk Factors" or elsewhere in this Offering Circular.

Our Business Overview

We are engaged in acquiring, operating and managing subsidiary companies in the development and sale of proprietary software. Through strategic acquisitions, the Company will develop and manage biometric, blockchain, AI software, technology, and cyber security companies as subsidiaries. To this, the Company has launched a very intensive campaign to target multiple strategic partnerships, business and software asset acquisitions and will rapidly develop a robust portfolio of technology assets over the next several years, allowing us to increase strategic partnerships, market share and profitability. The Company has selected a number of potential candidates in order to enable the success of this software and technology vertical.

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The Company's core business and strategy is to build a large portfolio of companies with more diverse enterprise software solutions through strategic acquisitions and managed growth as it acquires profitable businesses with strong growth potential and a solid business plan. Our technology acquisitions stem from a surge in momentum in the tech space; especially in areas of biometrics and cyber security, cloud-based software services (SaaS), medical applications, energy production, IoE (Internet of Everything) services, and global law enforcement and military based offensive and defensive applications. in the software and technology industries.

On March 18, 2016, the Company entered into a software acquisition agreement, with Investor Reports, Inc., to acquire all right, title, and interest in and to a certain computer program and documentation which will be marketed as “software-as-a-service”, a web-based system that provides an easy way for the customer’s compliance officers to identify and resolve potential violations or problematic areas under the rules of compliance. This acquisition is contingent on funding.

On May 30, 2021, the Company entered into a Stock Purchase Agreement with KNWN Technologies, Inc., a Florida corporation (“KNWN”) (“KNWN Purchase Agreement’). In the KNWN Purchase Agreement the Company agreed to purchase 100% of the outstanding shares of KNWN in return for the payment of a total of ten million ($10,000,000) dollars to be paid as follows: $9,000,000 upon the closing of the KNWN Purchase Agreement, and a note in the principal amount of one million ($1,000,000) that is convertible into common stock of the Company, with an automatic conversion upon the completion of an uplisting to NASDAQ. Immediately upon closing the Company will conduct a certified business valuation of KNWN and in the event that the valuation of KNWN is at least twelve million ($12,000,000) the Company will issue KNWN an additional convertible note in the principal amount of two million ($2,000,000) that is also convertible into common stock of the Company, and that also automatically converts upon the completion of an uplisting to NASDAQ. The closing is anticipated to occur on or before August 31, 2021 or 90 days after the qualification of this Regulation A Offering. The KNWN Purchase Agreement contains customary termination clauses.

The foregoing descriptions of the KNWN Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which is filed as Exhibit 6.1 to this Regulation A Offering, respectively, and is incorporated herein by reference.

Currently, the full focus of Aluf Holdings is concentrated on the burgeoning domestic biometrics sector. The company has created a private, wholly owned subsidiary, Aluf Biometrics, as the entity to acquire its initial company in the biometrics sector.

Going forward, ALUF’s business objectives include increasing brand awareness and escalating goodwill within the biometrics industry in order to establish itself as the “go to” source for the most efficient solutions, techniques, and technology designed to detect and deter attempts at identity fraud, hacker access, and password theft. These types of solutions are mission critical to clients that require continuous monitoring and compliance, such as financial services (trading desks), technology (network operating systems), defense (government facility security and defense manufacturing), higher education (testing, licensing, and certification), and penal systems (private and governmental).

Marketing

Market Background

As it expands, the company’s overall portfolio of products and services will include secure, scalable, digital cyber security solutions for hyper-positive human identification and access management, feasibility studies, customized communications and automation analysis, bespoke software development, and other advanced technologies for facial, voice, fingerprint, finger vein, retinal scan, and recurrent still frame and video comparison verification.

ALUF believes the overall biometric technology and software sector is opportunity rich, especially in our target areas of security, education, defense, immigration, and the projected exponential growth of the “Internet of Things” sector. Biometrics industry experts predict revenues will exceed $45 billion by 2025. One tangible catalyst driving these growth projections is the $400 billion to $1 trillion cost associated with cyber-crime. Many of these attacks are due to vulnerability exploits in authentication software, and web-based authentication networks.

A large part of the growth of biometric technologies has been in response to global security threats. Terrorist attacks, airport security initiatives, and attempts to lower crime rates have also generated an increasing investment in biometric security systems. Other government projects include remote identification, border management, and national IDs. ALUF plans to have the capability to provide capture software that is device-independent for military and law enforcement applications. Governmental initiatives around the world to adopt biometrics systems for the purpose of identification and authentication, introduction of e-passports, and use of biometrics in criminal identification are some of the drivers fueling rapid growth of the biometrics sector. Use of biometrics in e-commerce and cloud computing solutions also represent key growth opportunity areas for ALUF.

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As a subset of the national market opportunities available to ALUF, there is a growing state government demand. Under pressure to reduce costs due to tight budgets, more states are outsourcing computer functions and data processing. These states are taking a harder look at IT contracts and legacy systems after complaints about costs, quality, and usability. As ALUF potential acquisition of further assets with extensive experience and expertise it will position the Company to migrate the legacy mainframe applications of these agencies to open systems. ALUF plans to strategically cross-pollinate acquired vendor networks within growing client relationships to generate qualified leads and references that expedite expansion into other targeted governmental and commercial niches, through vertical growth. ALUF’s research indicates the commercial private sector is showing a strong, exponential growth and dependency on multiple varieties and levels of hyper-verified human identification biometric services. ALUF stands ready to meet that demand.

Going forward, ALUF’s business objectives include increasing brand awareness and escalating goodwill within the biometrics industry in order to establish itself as the “go to” source for the most efficient solutions, techniques, and technology designed to detect and deter attempts at identity fraud, hacker access, and password theft. These types of solutions are mission critical to clients that require continuous monitoring and compliance, such as financial services (trading desks), technology (network operating systems), defense (government facility security and defense manufacturing), higher education (testing, licensing, and certification), and penal systems (private and governmental).

With coming acquisitions, ALUF will carefully integrate pre-existing management teams, while identifying superior talent, synergies, waste, and overlap. While maximum efficiencies are being achieved, heavy emphasis will be placed on the formation and implementation of aggressive, well- trained sales and marketing efforts.

A competent, well-equipped, and highly focused sales force is the heart and soul of any successful, profitable company. Thus, top priority has been assigned to rapidly building and maintaining a stellar sales force equipped with leading technology and CRM software. ALUF’s management will ensure the creation and adherence to a unified sales model featuring both direct and distribution strategies to increase sales and maximize profits.

Market Sectors: Government and Commercial

The market for biometrics may be segmented into government and commercial sectors. Principal government biometrics applications include border control, visa applicant screening, law enforcement, national defense, intelligence, secure credentialing, access control, and background checks. Principal commercial applications include: i) user enrollment and authentication used for login to mobile devices, computers, networks, and software programs; ii) user authentication for financial transactions and purchases (online and in-person); iii) physical access control to buildings; and iv) identity proofing of prospective employees and customers.

We believe that government and commercial entities will continue to adopt and expand the use of biometrics-enabled solutions to address the limitations and vulnerabilities of traditional identification and authentication processes. We believe the following factors, among others, will contribute to the growth of biometrics solutions: i) government-mandated implementation of identification for employees, citizens, and foreign nationals to enhance national security; ii) military implementations for the identification of terrorists and other hostile persons; iii) increasing threats to personal security encountered in areas such as transportation; iv) increasing threats to government buildings and installations; v) government and commercial efforts to detect and reduce fraud and cybercrime on computer systems as well as the internet; vi) adoption of biometrics on mobile devices; and vii) the emergence and adoption of international biometrics standards.

There is commonality between how biometric technologies are used across government and commercial sectors. The primary consumers of biometric identification systems are government agencies, while the primary users of biometric authentication technology are consumers owning mobile devices. We believe that these sector-based distinctions are important to an understanding our biometric business as the vast majority of our revenue is currently derived from government customers.

Government Sector

Local, state, and national governments throughout the world were early adopters of biometrics technology and continue to be the largest consumers of the technology. At the local and state level, biometrics technology is used in the following applications:

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Law enforcement applications that enable officers in the field to correctly identify potential suspects more reliably and efficiently by submitting live (suspect is known) or latent (suspect is unknown) biometrics samples to state or federal biometric search services;

•	Background checks for employment screening;

•	Driver’s licenses and identification cards; and

•	Benefits issuance.

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At the national level, biometrics technology is used in the following applications:

Border control

National governments throughout the world have mandated increased spending on security measures, implemented new regulations and placed greater emphasis on technology to address growing security concerns. Immigration and border control agencies have taken steps to improve security in response to heightened concerns over public safety from the threat of terrorism. They use biometrics to help establish the identity of visitors upon application for a visa or upon arrival at border checkpoints. For example, the U.S. Office of Biometric Identity Management currently requires foreign visitors entering the United States to have their ten fingers scanned and a facial photograph taken to determine if they are present on a watch list. The European Union now mandates that e-passports include fingerprint data in addition to a digital photograph.

Defense

Within military organizations, key applications of biometrics include: i) background checks of military personnel and contractors; ii) access control to physical and digital assets; and iii) identification of unknown and potentially hostile persons by a comparison of their biometric sample against a watch list.

Law enforcement and background checks

Law enforcement agencies perform background checks that use biometrics to help confirm the identity of individuals who might be present in a biometric database. Background checks might also be provided as a service to other agencies within the government.

Access control

Governments also use biometric for physical access control by storing biometric data on a digital ID card or smart phone and performing a match to verify that the holder of the card is the same person who was issued the card. Biometrics are also used for securing access to digital assets, where a biometric match might be required in addition to or in place of a password to gain access to a computer system.

Due to the nature of government applications, particularly those involving security and defense, government biometric systems must be capable of accurately and rapidly searching large databases of stored samples. The ability to match samples accurately and rapidly against databases of millions of samples is critical because incorrect or delayed results could have severe adverse consequences. These requirements are an important distinguishing characteristic of the government market as compared to the commercial market.

Commercial Sector

The principal applications of biometrics in commercial markets are user enrollment and user authentication, with identity proofing also emerging as an application. The types of users that may need to be authenticated or identified in commercial applications include customers, employees, contractors, visitors, healthcare patients, or other parties wishing to establish their identity towards gaining access to information, systems, bank accounts, credit card accounts, events, devices, or buildings or performing trusted transactions.

In commercial markets, biometrics-based solutions compete with more traditional security methods including keys, cards, tokens, passwords, personal identification numbers (“PINs”) and security personnel. The adoption of biometrics by leading vendors of smartphones and other popular consumer products has increased users’ confidence and comfort with biometrics as a convenient and secure means of authentication in place of or in addition to passwords. Biometrics solutions are also being used in commercial markets as a means to enhance identity proofing, sometimes referred to “know-your-customer” (“KYC”) and “know-your-employee” (“KYE”) efforts. KYC and KYE processes are designed to corroborate the identity data claimed by prospective customers and employees with multiple independent sources.

An example of biometrics being used in a KYC process is where a prospective customer uses their mobile phone to apply for a new account. As part of the process, a mobile app or browser is used to collect an image of their face along with an image of their driver’s license (or some other trusted credential). The facial image is analyzed for liveness to detect spoof attempts, and the driver’s license is authenticated to be genuine. The facial image is biometrically matched against the facial image on the driver’s license to corroborate the identity data in the application with that on the trusted credential. The facial image might also be searched against a central biometric database, such as one containing biometric facial images of known fraudsters. It could also be searched against the database of existing account holders. In this way, biometrics can be used to enhance the effectiveness of a KYC process by verifying that the applicant is: i) a live person; ii) the true owner of a trusted, valid credential; iii) not a known fraudster; and iv) not an existing account holder (with either the same or different identity data).

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The commercial market for biometrics technology remains nascent. The rate of adoption of biometrics in commercial markets depends upon a number of factors, including: i) performance and introduced levels of friction; ii) reliability of biometric solutions; iii) costs involved in adopting and integrating biometric solutions; iv) public concerns regarding privacy, including potential privacy legislation; and v) standardization efforts by various industry consortia and standards bodies.

Examples of commercial market applications include:

•	Trusted enrollment and authentication processes.

•	User authentication for login and access to mobile devices, mobile apps, desktop computers, networks, and web-based software programs.

•	User authentication for financial transactions in the financial services industry.

•	User authentication for in-person or online purchases in the retail industry.

•	User authentication for physical access to secured buildings and perimeters.

•	User authentication of employees to access private patient information in the healthcare industry.

•	Identity verification of patients in hospital and surgical settings.

•	Identity verification of test takers in the educational testing industry.

•	Identity proofing of prospective customers in the financial services industry.

•	Identity proofing of candidates for pre-employment screening and background checks.

•	Identification of undesirable customers in the gaming industry.

Sales and Marketing

We plan to market and sell our products through our direct sales force and through indirect distribution channels, including systems integrators. We will place account representatives domestically on the East and West Coasts of North America and internationally in Europe.

Our direct sales organization will be supported by technical experts. Our technical experts will be available by telephone and to conduct on-site customer presentations in support of our sales professionals.

We believe that a typical sales cycle will includes a pre-sale process to define the potential customer’s needs and budget, an on-site demonstration and conversations between the potential customer and existing customers. Government agencies are typically required to purchase large systems by including a list of requirements in a Request for Proposal, known as an “RFP,” and by allowing several companies to openly bid for the project by responding to the RFP. If our response is selected, we enter into negotiations for the contract and, if successful, ultimately receive a purchase order from the customer. This process can take anywhere from a few months to over a year.

In addition to our direct sales force, we plan to develop relationships with a number of systems integrators who contract with government agencies for the installation and integration of large computer and communication systems. By acting as a subcontractor to these systems integrators, we are able to avoid the time consuming and often-expensive task of submitting proposals to government agencies, and we also gain access to large clients.

Industry Background

Biometrics is the measurement of unique, individual physiological characteristics, such as fingerprints, faces, irises and voices, that can be used to determine or verify an individual’s identity. The biometrics industry offers technology that digitally captures and encodes biometric characteristics and then compares those characteristics against previously encoded biometric data to determine or verify an individual’s identity, thereby enabling trusted transactions. Biometrics addresses the limitations inherent in traditional identification and authentication processes, such as biographic data, tokens, paper credentials, passwords, PIN codes, magnetic access cards, and multifactor authentication. Biometrics technology and products require algorithms for multiple distinct functions, such as feature finding, feature optimization, feature extraction, feature encoding, feature matching, and presentation attack detection (“PAD”), which is also referred to as liveness detection and spoof detection.

Application Areas: Identification and Authentication

Applications for biometrics typically fall into two primary areas: authentication and identification. Generally speaking, biometric authentication attempts to answer the question “are you the person we know?” and biometric identification attempts to answer the question “who are you?”.

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Biometric Authentication

Biometric authentication involves a “one-to-one” biometric comparison that serves to verify that a live biometric sample belongs to the same individual associated with a trusted stored sample within a system of record. In this way, biometrics can be used to authenticate identity. Computing devices such as PCs, smartphones and tablets, are capable of i) capturing biometric samples (e.g., fingerprints, facial and iris images, and voices); ii) processing and storing those samples in a secure area on a device, server, or secure identity credential (e.g. a driver’s license or passport), and/or printing the samples on the credential; and iii) matching new live samples against trusted stored or printed samples. Once a biometric match is achieved, the subsequent software functions are analogous to password-based authentication. Mobile authentication can be implemented in either a device- or server-centric architecture, with biometric data analysis, matching, and storage occurring either on the device or on a central server, respectively. “Tokens” are often used as an alternative or enhancement to passwords. An authentication token may be a hardware device that the user must have possession of to authenticate. Examples are a USB dongle, smart phone, or smart card. In the case of multifactor authentication, a device such as a smart phone or PC may be considered as a token providing the primary authentication factor, with biometric authentication serving as a second authentication factor. Mobile authentication can be incorporated into a mobile app such as a banking application as a password-free security mechanism. It may also be employed in an “out-of-band” fashion to secure access on a PC through a browser.

As biometric authentication is most typically an unattended process, some form of presentation attack detection (“PAD”) is an important feature of biometric authentication solutions. PAD features are designed to prevent “spoofing”, whereby a fraudster attempts to defeat a biometric security feature by impersonating the rightful user.

Biometric Identification

Biometric identification involves the “one-to-many” comparison of a “probe” sample to thousands or even millions of biometric samples in a database, comprising a search to determine which samples, if any, are associated with the individual that belongs to the probe. Biometric identification systems typically operate in a client/server architecture, with some systems migrating to web-based, thin-client architectures. Enrollment workstations with peripheral capture devices are used to enroll individuals into biometrics systems. Enrollment involves the capture, processing, and formatting of “biometric samples.” A biometric sample consists of biometric data which may include: i) images of fingerprints, faces, or irises; ii) digital voice signals; or iii) some other electronic representation of a biometric characteristic. Examples of capture peripherals include: i) scanners for fingerprint images, ii) cameras for iris and facial images, iii) handheld devices for mobile capture of fingerprint, iris, and facial images, or iv) mobile phones and/or microphones for voice signals.

After biometric samples are captured, they are transported in digital form to centralized or distributed matching systems for identification. Equipment used to perform these functions includes: i) servers to process and transport biometric samples; and ii) mainframe computers and servers to store and match those samples. In addition, military applications may employ handheld devices that are capable of capturing samples and matching those samples against sample databases that reside on the devices.

“Identity proofing” is a term used to describe a process by which identity information provided by an individual, such as a prospective customer or job applicant, is corroborated between multiple identity sources. Biometric identification can be used as part of identity proofing.

The rapid advance and adoption of mobile devices has had a substantial impact on the adoption of biometrics for authentication. Many leading mobile devices incorporate native biometric security sensors and technology, in which case third-party mobile applications are granted access to authentication results but not the raw biometric samples used to authenticate.

In contrast, third party application providers can incorporate authentication functionality that makes use of multipurpose sensors such as the camera, microphone, and touchscreen. There are use cases where it is desirable to implement biometric security features that are independent of those provided natively by the device. Advantages include more control over the security level, security features, and user experience, as well as uniform functionality across different device models. Biometric authentication implemented on a mobile device may be used to gain access to online networks, systems, services, or accounts.

User authentication enabled by smartphones continues to evolve, and we expect to see further advances in smartphone security features and functionality. In the past few years, the FIDO® (Fast IDentity Online) Alliance, an industry consortium, has emerged to take a leading role in authoring and promoting technical standards for password-free multifactor authentication on mobile devices and desktops. The FIDO Alliance has developed specifications that define an open, scalable, interoperable set of mechanisms that supplant reliance on passwords to securely authenticate users of online services. The new standard for devices and browser plugins will allow any website or cloud application to interface with a broad variety of existing and future FIDO-enabled devices that the user has for online security. The FIDO Alliance has also established processes for accreditation of independent labs that will be able to analyze and identify products as “FIDO® Certified” in terms of interoperability, biometric matching performance, and security level.

Competition

Aluf Holdings, Inc.

The biometrics technology business is highly competitive and the Company competes with many different types of companies that offer some form of biometric capabilities. Certain of these competitors may have greater industry experience or financial and other resources than the Company. Management believes that the primary elements of competition in this industry are specific features, cost-benefit, privacy, effectiveness and meeting compliance standards and that its platform competes successfully on the basis of such factors.

Competition in the biometrics gathering business is relatively high. Many large companies offering various ranges of similar services we have targeted initially are prevalent.

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Employment Agreements

Effective June 1, 2017, the Company renewed the employment agreement with our interim president/chief executive officer and chief financial officer for an additional two-year period (“Ms. McWilliams Employment Agreement”). The agreement calls for a minimum salary of $15,000 through July 31, 2017 with an increase, effective August 1, 2017, to $18,750 per month plus additional cash and stock compensation. All other terms of the renewal agreement remain the same as the original agreement. The company has not made certain cash payments due under these agreements. On May 22, 2018, approximately $825,000 of accrued salary and benefits was exchanged for 375,000,000 shares of restricted common stock and 37,500,000 share of Series B preferred stock. As of December 31, 2020, there is an unpaid balance of approximately $94,938 accrued as compensation and benefits payable after exchanging approximately $261,539 of unpaid salaries for 26,153,935 shares of the Company’s restricted common stock.

The foregoing description of Ms. McWilliams Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, which is filed as Exhibit 6.2 to this Regulation A Offering, respectively, and is incorporated herein by reference.

Regulation

We face extensive government regulation both within and outside the U.S. relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our businesses must comply with. For a description of risks related to the regulations that our businesses are subject to, please refer to the section entitled “Risk Factors—Risks Related to Our Businesses.”

Seasonality

We do not expect any seasonality in our business.

Property

Our mailing address is 4801 South University Drive, Suite 227 Fort Lauderdale, FL 33328. Our main telephone number is (866) 793-1110. Our website is www.aluf.com and our email address is info@aluf.com.

Employees

Including our Officers and Directors we have 1 full-time employee of our business or operations who are employed at will by Aluf Holdings, Inc. We anticipate adding additional employees in the next 12 months, as needed.

Intellectual Property

We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases, and our brand.

We plan to have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT

______

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of July 25, 2021:

As of July 25, 2021, Aluf Holdings, Inc., had one full-time employees, and no part-time employees.

The directors and executive officers of the Company as of July 25, 2021, are as follows:

Name	Position	Age	Date of Appointment	Approx. Hours Per Week
Teresa McWilliams	CFO, Secretary Director	65	June 1, 2011	40
Donald C. Bennett	President - Director - Chairman	80	June 25, 2013	10
Lisa Marks-Canty	Director	40	March 19, 2019	2.5

Teresa McWilliams, Age 65: Teresa McWilliams is the Chief Financial Officer (CFO) and a senior manager of Aluf Holdings, Incorporated and has served in those capacities since June 1, 2011. Ms. McWilliams uses her distinctive capabilities to maintain an end-to-end view of the company, while making certain to be cognizant of both internal and external operational facets. She believes, practices, and teaches the keys to maximizing the company’s success are long term, focused investments that yield maximum shareholder value. Ms. McWilliams began her professional career in finance with Merrill Lynch. Thereafter, she was recruited by a highly regarded, regional CPA firm, worked in securities as a Compliance Officer, and Corporate Controller for a securities broker-dealer. Later, she founded and operated a successful professional tax and business consulting firm specializing in compliance, accounting, business and personal tax issues. During extensive consulting engagements with various C-level executives, she has participated in a number of complex IPOs and Mergers & Acquisitions. Ms. McWilliams is a key asset in driving ongoing acquisitions, development, and future growth of Aluf Holdings, Inc.

Donald C. Bennet, Age 80: Our President (Chief Executive Officer) & Chairman of the Board of Directors, since June 2013, founded Bennett Bolt Works, Inc. in 1972, where he recently retired as its President and Chief Operating Officer (COO). Mr. Bennett attended Cooper Union School of Engineering and served as artillery and guided missile officer in the U.S. Army during the Korean conflict. Mr. Bennett is a member of many professional associations, including the American Association of State Highway and Transportation Officials, the American Road and Transportation Builder’s Association, and a task force of the Association of General Contractors Joint Committee on New Highway Materials.

Mr. Bennett has more than 40 years of experience in the public markets including advising multiple public companies on their growth, expansion and marketing plans as they introduced various products to international markets.

Lisa Marks-Canty, Age 40: a Director of the Company. Ms. Marks-Canty, is a progressive and exceptional entrepreneur with a solid track record of success in a variety of industries. She is the Founder and President of a Blockchain and AI based next generation document management, digitization and workflow automation company, NEST Global Solutions. She is focused on evangelizing the intersection of AI and Blockchain technology for the Enterprise. Lisa has been a process improvement specialist for overs 15 years and continues to foster new innovation for the enterprise with her experience in Strategic Management & Strategy Execution. She has held leadership roles in multinational companies, as well as small organizations; leading and managing multifaceted and multicultural business organizations. Lisa has an in-depth understanding of various business operations, with a proven track record driving and supporting business growth by streamlining processes, creating efficiencies, reducing operational costs while improving quality, efficiency & productivity. She uses her diversified experience and leadership in business, to create process improvements and efficiencies for the enterprise by using new distributed ledger technologies and analytics. Since 2010 she advises and guides technology strategy in a variety of industries (including aviation, finance, and supply chain) to identify the right use cases for their business and taking the company through use case development to the deployment of their AI/Blockchain and distributed applications. Lisa’s experience and thought leadership in business, process improvement, social advocacy, ground-breaking technology and innovation have shaped her into a unique and revolutionary leader in technology.

None of our officers or directors in the last five years has been the subject of any conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses), the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities; a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

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There are no family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than five percent (5%) of the any class of the Company’s equity securities.

EXECUTIVE COMPENSATION

______

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our named executive Officers paid by us during the year ended December 31, 2020, in all capacities for the accounts of our executives, including the Chief Executive Officers (CEO) and Chief Financial Officer (CFO), Chief Operating Officer (COO), President (P), and Vice President (VP).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Teresa McWilliams,	2020	225,000	0	0	0	0	0	0	225,000
CFO, Sec, Director	2019	225,000	0	0	0	0	0	0	225,000

Donald C. Bennett	2020	0	0	0	0	0	0	0	0
President - Director	2019	0	0	0	0	0	0	0	0

Lisa Marks Canty	2020	0	0	0	0	0	0	0	0
Director	2019	0	0	0	0	0	0	0	0

Narrative Disclosure to Summary Compensation Table

There are no compensatory plans or arrangements, including payments to be received from the Company with respect to any executive Officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

No executive Officer received any equity awards, or holds exercisable or unexercisable options, as of the year ended December 31, 2020.

OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
None	0	0	0	0	0	0	0	0	0

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Long-Term Incentive Plans

There are no arrangements or plans in which the Company would provide pension, retirement or similar benefits for our Director or executive Officer.

Compensation Committee

The Company currently does not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as Directors. The Board of Directors has the authority to fix the compensation of Directors. No amounts have been paid to, or accrued to, Directors in such capacity.

Director Independence

The Board of Directors is currently composed of 3 members. Teresa McWilliams does not qualify as independent Directors in accordance with the published listing requirements of the NASDAQ Global Market. Donald C. Bennett and Lisa Marks-Canty do qualify as independent Directors in accordance with the published listing requirements of the NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, such as that the Director is not, and has not been for at least three years, one of the Company’s employees and that neither the Director, nor any of his family members has engaged in various types of business dealings with us. In addition, the Board of Directors has not made a subjective determination as to each Director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director, though such subjective determination is required by the NASDAQ rules. Had the Board of Directors made these determinations, the Board of Directors would have reviewed and discussed information provided by the Directors and the Company with regard to each Director’s business and personal activities and relationships as they may relate to the Company and its management.

Security Holders Recommendations to Board of Directors

The Company welcomes comments and questions from the shareholders. Shareholders can direct communications to the Teresa McWilliams, our CFO, 4801 South University Drive, Suite 227 Fort Lauderdale, FL 33328. Our main telephone number is (866) 793-1110. However, while the Company appreciates all comments from shareholders, it may not be able to individually respond to all communications. Management attempts to address shareholder questions and concerns in press releases and documents filed with the SEC so that all shareholders have access to information about the Company at the same time. Teresa McWilliams collects and evaluates all shareholder communications. All communications addressed to the Director and executive Officer will be reviewed by Teresa McWilliams unless the communication is clearly frivolous.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

___________

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving the Company, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

Disclosure of Conflicts of Interest

Other than the aforementioned, there are no conflicts of interest between the Company and any of its officers or directors.

Stock Options

We have not issued and do not have outstanding any options to purchase shares of our Common Stock. We do not have any stock option plans.

Share Purchase Warrants

None.

Indemnification of Directors and Officers

Our articles of incorporation provide that no Director or Officer shall be personally liable for damages for breach of fiduciary duty for any act or omission unless such acts or omissions involve intentional misconduct, fraud, knowing violation of law, or payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

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Our bylaws provide that we shall indemnify any and all of our present or former Directors and Officers, or any person who may have served at our request as Director or Officer of another corporation in which we own stock or of which we are a creditor, for expenses actually and necessarily incurred in connection with the defense of any action, except where such Officer or Director is adjudged to be liable for negligence or misconduct in performance of duty. To the extent that a Director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

We do not currently maintain standard policies of insurance under which coverage is provided (a) to our Directors, Officers, employees and other agents against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such Officers and Directors pursuant to the above indemnification provision or otherwise as a matter of law, although we may do so in the future.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there are transactions involving the issuer, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer’s total assets at year-end for its last three fiscal years, except compensation awarded to executives.

Related party loans

On September 23, 2019, the Company entered into a demand promissory note, from a related party, in the amount of $5,000 plus 12% interest. The note is payable, with interest, on or before April 1, 2020. As of September 30, 2020, no payments have been made.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

Legal/Disciplinary History

None of Aluf Holdings, Inc.’s Officers or Directors have been the subject of any criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

None of Aluf Holdings, Inc.’s Officers or Directors have been the subject of any entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

None of Aluf Holdings, Inc.’s Officers or Directors have been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

None of Aluf Holdings, Inc.’s Officers or Directors has been the subject of any entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

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Board Composition

Our board of directors currently consists of three members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees when established will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Code of Business Conduct and Ethics

Prior to one year from the date of this Offering's qualification, we plan on adopting a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

PRINCIPAL STOCKHOLDERS

______

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of July 25, 2021, for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock. The percentage of beneficial ownership in the table below is based on 147,508,566 shares of common stock deemed to be outstanding as of July 25, 2021.

The following table gives information on ownership of our securities as of July 25, 2021. The following lists ownership of our Common Stock and Preferred Stock by each person known by us to be the beneficial owner of over 5% of the outstanding Common and Preferred Stock, and by our officers and directors:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Beneficial Ownership
Directors and Officers:
Donald C. Bennet	43,093,992 Common Stock 10,000,000 Series B Preferred	29.21% 12%
	2 Series E Preferred(3)	50%
Teresa McWilliams	54,153,995 Common Stock 44,000,000 Series B Preferred	36.71% 12%
	2 Series E Preferred(3)	50%
Lisa Marks-Canty	0	0%
Shareholders:
Leonard Kravets	10,200,000 Common Stock	7.45%

All executive officers and directors as a group (2 persons)		65.92% Common Stock(4) 24% Series B Preferred 100% Series E Preferred 99%(2) Total Common Vote

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Based upon 10,147,508,566 shares when considering Preferred Stock voting designations.
(3)

Reflects Series E Preferred Stock. Series E Preferred Stock converts and votes at a ratio of 1 Series E Preferred Share into four (4) times the sum of the Common Shares that are currently issued and outstanding and the total number of shares of Series A, B, C, and D Preferred stock.

(4)	Based upon 147,508,566 common shares issued and outstanding, without conversions as of July 25, 2021.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

_____

Other than as reported herein, during the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving the Company, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

DESCRIPTION OF SECURITIES

______

The Company’s Authorized Stock

We are authorized to issue Nine Hundred Million (900,000,000) shares of common stock with a par value of $0.001 per share (the “Common Stock”) and One Hundred Million (100,000,000) shares of preferred stock (the “Preferred Stock"), of which 175,000 such shares have been designated as Series A Preferred Stock, 99,821,989 such shares have been designated as Series B Preferred Stock, 3,001 such shares have been designated as Series D Preferred Stock, 10 such shares have been designated as Series E Preferred Stock.

Series A Convertible Preferred Stock: The Company is currently authorized to issue up to 175,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, convertible at a ratio of 1 share of Series A Convertible Preferred Stock for 2 shares of common stock. These shares have no voting rights. As of December 31, 2020, and 2019 175,000 shares of Series A Convertible Preferred Stock were issued and outstanding, respectively.

Series B Convertible Preferred Stock: The Company is currently authorized to issue up to 99,821,989 shares of Series B Convertible Preferred Stock, par value $0.001 per share, convertible at a ratio of 1 share of Series B Convertible Preferred Stock for 2 shares of common stock. These shares have no voting rights. As of December 31, 2020, and 2019, 84,481,005 shares of Series B Convertible Preferred Stock were issued and outstanding, respectively.

Series D Convertible Preferred Stock: The Company is currently authorized to issue up to 3,001 shares of Series D Convertible Preferred Stock, par value $0.001 per share, convertible at a ratio of 1 share of Series D Convertible Preferred stock for 10 shares of common stock. These shares have no voting rights. As of December 31, 2020, and 2019, 3,001 shares of Series D Convertible Preferred Stock were issued and outstanding, respectively.

Series E Convertible Preferred Stock: The Company is currently authorized to issue up to 10 shares of Series E Convertible Preferred Stock, par value $0.001 per share, convertible at a ratio of 1 share of Series E Convertible Preferred Stock for 100 shares of common stock. Each of these shares carries a voting right equivalent to 10,000 shares of common stock. The Company may not issue any other shares with extended voting rights. As of December 31, 2020, and 2019, 4 and 4 shares of Series E Convertible Preferred Stock were issued and outstanding, respectively.

ISSUANCE. Shares of Preferred Stock may only be issued in exchange for the partial or full retirement of debt held by Management, employees or consultants, or as directed by a majority vote of the Board of Directors. The number of Shares of Preferred Series E Stock to be issued to each qualified person shall be determined by the following formula: (intentionally left blank)

VOTING RIGHTS. (same as conversion rights)

Common Stock

No shareholders of the Corporation holding Common Stock have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class.

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Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets of funds of the Corporation legally available, therefore.

Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Except as otherwise required by Nevada corporation law, the Articles of Incorporation, or any designation for a class of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

Adoption of Bylaws. In the furtherance and not in limitation of the powers conferred by statute and the Articles of Incorporation, the Board is expressly authorized to adopt, repeal, rescind. alter or amend in any respect the bylaws of the Corporation.

Shareholder Amendment of Bylaws. The Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Removal of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Preferred Stock

The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion. Authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series: (1) the voting powers, if any, of the shares of such series and whether such voting powers are full or limited: (2) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid; (3) whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series: (4) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of. the Corporation: (5) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes of any other series of the same other any other class or classes of stock or any other security, of the Corporation or any other corporation or entity, and the rates or other determinants of conversion or exchange applicable thereto; (6) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity; (7) the provisions, if any. of a sinking fund applicable to such series: and (8) any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof. of such series.

DIVIDEND POLICY

______

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

35

SECURITIES OFFERED

______

Current Offering

Aluf Holdings, Inc. (“AHIX,” “We,” or the “Company”) is offering up to $20,000,000 total of Securities, consisting of Common Stock, $0.001 par value (the “Common Stock” or collectively the “Securities”).

Transfer Agent

Our transfer agent is Broadridge Financial Solutions, Inc., whose address is 51 Mercedes Way, Suite 1300, Philadelphia, PA 11717, telephone number is (631) 392-5845, and website is www.broadridge.com

The transfer agent is registered under the Exchange Act and operates under the regulatory authority of the SEC and FINRA.

SHARES ELIGIBLE FOR FUTURE SALE

_____

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

-

1% of the number of shares of our Common Stock then outstanding; or the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

LEGAL MATTERS

_____

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by John Dolkart, Jr. Esq. of Dolkart Law, P.C.

EXPERTS

______

The consolidated financial statements of the Company appearing elsewhere in this Offering Circular have been prepared by management and have not been reviewed by an independent accountant.

WHERE YOU CAN FIND MORE INFORMATION

______

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

36

CONDENSED FINANCIAL STATEMENTS

For the year ended

December 31, 2020, and 2019

CONDENSED FINANCIAL INFORMATION

F-1

ALUF HOLDINGS, INC.

CONDENSED BALANCE SHEET

	December 31,
	2020	2019
Current Assets
Cash	917	148,979
Accounts receivable	161,288	589,949
Prepaid expenses and other current assets	6,044	274,193
Total current assets	168,249	1,013,121

Deposits	300	-
Investments in Subsidiaries	2,700,000	12,845,151
Fixed Assets, net	651,520	651,520
Total assets	$3,520,069	$14,509,792

Current Liabilities
Accounts payable and accrued expenses	617,362	7,206,568
Short-term promissory notes payable	367,135	-
Total current liabilities	984,497	7,206,568

CONTINGENT LIABILITIES	10,590	-

Long Term Notes Payable	262,600	4,777,586

Total Liabilities	1,257,687	11,984,154

Shareholders' Deficit
Preferred stock, $.001 par value; 100,000,000 shares authorized at December 31, 2020 and 2019, respectively.
∙ Series A: 175,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	175	175
∙ Series B: 84,481,005 and 89,502,777 shares issued and outstanding at December 31, 2020 and 2019, respectively	84,481	89,503
∙ Series D: 3,001 and .00 shares issued and outstanding at December 31, 2020 and 2019, respectively	3	3
∙ Series E: 4 shares issued and outstanding at December 31, 2020 and 2019, respectively	0.04	0.04
Common stock $.001 par value; 900,000,000 shares authorized December 31, 2020 and 2019 respectively; 139,508,566 and 4.008,602,631 issued and outstanding December 31, 2020 and 2019, respectively	139,508	4,008,603
Treasury stock, $.001 par value; 141,000 shares authorized at December 31, 2020 and 2019, respectively	(141)	(141)
Additional paid-in-capital	21,403,968	16,470,757
Unearned compensation costs	-	-
Stock Dividend	(151,931)	(151,931)
Accumulated deficit	(19,213,325)	(17,891,152)
Total shareholders' equity/deficit	2,262,382	2,525,638

Total liabilities and shareholders' equity	$3,520,069	$14,509,792

(See accompanying notes to condensed financial statements)

F-2

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF OPERATIONS

	For the Year Ended
	December 31,
	2020	2019

Gross Sales	50,000	2,612,341
Cost of Sales	-	953,824
Net Sales	50,000	1,658,517

Operating expenses
Marketing and advertising	4,432	56,707
General and administrative	1,007,745	1,991,364
Total operating expenses	1,012,177	2,048,071

Net loss before income taxes	(962,177)	(389,554)

Interest expense	9,072	36,209
Other income (expense)	146,040	96,047
Total other income (expense)	136,968	59,838

Net profit (loss)	$(825,210)	$(329,716)

Weighted average number of shares outstanding	(142,223,666)	45,900,552

Basic and diluted net loss per share	$0.0058	$(0.0072)

(See accompanying notes to condensed financial statements)

F-3

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF CASH FLOWS

	For the Year Ended
	December 31,
	2020	2019
Cash flow from operating activities:
Net income (loss)	$(825,210)	$(329,716)
Adjustments to reconcile net loss to net cash from
operating activities:
Depreciation and amortization	147,187	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(50,000)	(140,054)
Change in prepaid expenses and other assets	24,217	(61,900)
Decrease in accounts payable, accrued expenses	(514,080)	122,574
Gain on disposal of property and equipment	-	-

Net cash provided by (used in) operating activities	(1,217,885)	(409,096)

Cash flows from investing activities:
Deposits	-	(300)
Furniture, Fixtures, & Equipment	125,000	(1,395)
Website	(1,750)	(21,375)
Goodwill	-	(643,466)
Investment in Subsidiaries	10,000,000	(12,000,000)
Net cash used in investing activities	10,123,250	(12,666,536)

Cash flows from financing activities:
Contingent Liability	10,590	-
Additional Paid in Capital	(3,871,824)	3,458,376
Decrease in loans and notes payable	(10,227,515)	9,461,960
Increase in loans and notes payable	370,235	-
Change in Preferred Stock	(5,200)
Change in Common Stock	4,670,287	262,561
Net cash used by financing activities	(9,053,427)	13,182,897

Net increase (decrease) in cash	(148,062)	107,265

Cash and cash equivalents at beginning of period	148,979	41,714

Cash and cash equivalents at end of period	917	148,979

Supplemental disclosure:
Cash paid for interest	$9,072	$36,209

Non-cash financing activities:
Deferred/Accrued Salaries & Benefits	$29,289	$256,952
Common stock issued in debt settlement	$795,991	$75,000
	$825,280	$331,952

(See accompanying notes to condensed financial statements)

F-4

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Treasury Stock			Additional		Total
	$.001 Par Value		$.001 Par Value		$.001 Par Value		Stock	Paid-In	Retained	Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Dividend	Capital	Earnings	Equity/Deficit

Balance @ December 31, 2018	73,180,777	$73,003	3,903,602,631	$3,903,603	(140,541)	$(141)	$(151,931)	$16,573,181	$(18,009,710)	$2,858,040
Net Loss									$(69,278)	$(69,278)
Balance @ March 31, 2019	73,180,777	$73,003	3,903,602,631	$3,903,603	(140,541)	$(141)	$(151,931)	$16,573,181	$(18,078,988)	$2,788,762
Restricted common stock issued in a Private Placement			105,000,000	$105,000				$(105,424)		$(424)
Net Income									$227,912	$227,912
Balance @ June 30, 2019	73,180,777	$73,003	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,467,757	$(17,851,076)	$2,546,215
Series B Preferred stock issued in a Private Placement	5,000,000	$5,000						$-		$5,000
Net Income									$(111,115)	$(111,115)
Balance @ September 30, 2019	78,180,777	$78,003	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,467,757	$(17,827,582)	$2,574,709
Series B Preferred stock issued in a Private Placement	11,500,000	$11,500						$3,000	$-	$14,500
Net Loss									$(329,716)	$(329,716)
Balance @ December 31, 2019	89,680,777	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,388,115)	$2,291,600
Net Loss									$(298,467)	$(298,467)
Balance @ March 31, 2020	89,680,777	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,686,582)	$1,993,133
Net Loss									$(286,800)	$(286,800)
Balance @ June 30, 2020	89,680,777	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,973,382)	$1,706,333
Net Loss									$(371,471)	$(371,471)
Balance @ September 30, 2020	89,680,777	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(19,344,853)	$1,334,862
Common stock issued to Directors as compensation			125,099,139	125,099				$660,492		$785,591
Series B Preferred shares surrendered	(5,200,000)	$(5,200)						$5,200		$-
Common stock issued in conversion of Series B shares			10,400,000	10,400						$10,400
Adjustment for Reverse Stock Split			(4,004,593,204)	(4,004,593)				$4,004,595		$-
Net Loss									$(825,210)	$(825,210)
Balance @ December 31, 2020	84,480,777	$84,303	139,508,566	$139,509	(140,541)	$(141)	$(151,931)	$21,403,968	$(19,213,325)	$2,262,739

(See accompanying notes to condensed financial statements)

F-5

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 – GENERAL ORGANIZATION AND BUSINESS

Organization.

Aluf Holdings, Inc. (“Aluf,” “Aluf Holdings”, or the “Company”), a Nevada corporation, originally incorporated under the laws of New York in 1977 traded on NASDAQ from 1984 until voluntarily filing a Form 15 in 2009. In 2012, the Company relocated its state of incorporation to Nevada and, with its corporate headquarters in South Florida, began the process to strategically acquire businesses with strong growth potential and a solid business plan primarily in the software and technologies industries. To date, the Company has three wholly owned subsidiaries, two of which are not currently operating, one Definitive Agreement, and one non-binding Letter of Intent (LOI), for additional acquisitions.

On December 21, 2020, a 1,000 to 1 reverse stock split of the Company’s common stock became effective.

On May 15, 2020, the Company unwound the Seller-Financed common stock acquisition of Interaqt Corp d/b/a COLOTRAQ which had been acquired on April 22, 2019.

On March 7, 2019, the Company formed Aluf CBD Partners, LLC for the purpose of investing in the manufacturing and processing of CBD isolate and distillate in order to fulfill the growing client need in the CBD marketplace. Aluf CBD Partners has no assets and currently has no operations.

On November 12, 2015, the Company formed Aluf Biometrics, Inc. for the purpose of a reverse triangular merger with an acquisition target for which the Company is currently under contract. Aluf Biometrics has no assets and currently has no operations.

On September 12, 2019, the Company entered into a non-binding LOI to acquire all the stock of a start-up technology company, that provides an end-to-end, multi-factor biometric digital identity authentication and management platform. Closing is contingent on funding.

On or about August 19, 2019, the Company entered into a non-binding LOI to acquire all the stock of a program management, consulting, integration, and custom software development services company. Closing is contingent on funding.

On March 18, 2016, the Company entered into a software acquisition agreement, with Investor Reports, Inc.,  to acquire all rights, title, and interest in and to a certain computer program and documentation which will be marketed as “software-as-a-service”, a web-based system that provides an easy way for the customer’s compliance officers to identify and resolve potential violations or problematic areas under the rules of compliance. Closing is contingent on funding.

On October 31, 2016, the Company entered into Common Stock Purchase Agreement to acquire the capital stock of a developer of hardware independent biometric processing software and leading provider of software development services as a subcontractor to major corporations. The Company concentrates on the design and development of large custom systems such as high-volume message switches, large database systems, and the automation of large clerical systems. They also provide management consulting services to produce feasibility studies, procurement documents, special studies associated with automation or communications, and assisting customer staff in the development of automated systems. Closing is contingent on funding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation

Our condensed consolidated financial information included in this report has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the condensed consolidated financial statements and accompanying notes. Actual amounts may differ from these estimated amounts.

F-6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the accounts of Aluf Holdings, Inc. and its wholly owned subsidiaries, Aluf Biometrics, Inc., Aluf CBD Partners, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Fixed assets are comprised of furniture and fixtures, computer equipment, purchased software and major categories of property and equipment and are stated at cost and depreciated using the straight-line method, over the estimated useful lives of the various classes of assets, as follows:

Furniture, fixtures and equipment	3 – 10 years

Computers and purchased software	3 – 5 years

Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144” or “ASC 360”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long- lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Fair Value of Financial Instruments

The Company's financial instrument consists of prepaid expenses, deposits, investments, customer deposits, accounts payable and accrued expenses, accrued interest, loans payable and loans payable to a related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104 or ASC 605-10), which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received, if required. Our products are custom made for our customers, who primarily consist of original engineer manufacturers (OEMs), and we do not accept returns. Our products are shipped complete and ready to be incorporated into higher level assemblies by our customers. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment.

F-7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not granted any stock options.

Income Taxes

The Company provides for income taxes using an asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect currently. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

Earnings/(Loss) per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128 or ASC 260), “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net income (loss) per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Basic and diluted loss per share was $0.00 for the period ended September 30, 2020, and 2019, respectively.

Impairment of Long-lived Assets

In accordance with ASC 360, "Property, Plant and Equipment", the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate that the assets may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs of disposal.

Goodwill

The Company recognizes goodwill for the excess of the purchase price over the fair value of the identifiable net assets of the business acquired. ASC 350 "Intangible Assets-Goodwill and Other", an impairment test for goodwill is undertaken by the Company at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU-2016-02, "Leases (Topic 842)." The guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For finance leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; interest on the lease liability will be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income; and repayments of the principal portion of the lease liability will be classified within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; a single lease cost will be recognized, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and all cash payments will be classified within operating activities in the statement of cash flows. Under Topic 842 the accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments in Topic 842 are effective for the Company beginning January 1, 2019, including interim periods within that fiscal year. We are currently evaluating the impact of adopting the new guidance of the consolidated financial statements.

F-8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

In January 2016, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update ("ASU") 2016- 01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. generally accepted accounting principles on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and are to be adopted by means of a cumulative- effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument- specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this standard.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This ASU is effective for financial statements issued for annual periods beginning after December 16, 2016, and interim periods within those annual periods. The adoption of this standard will not have any impact on the Company's financial position, results of operations and disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

The company did not have any depreciable fixed assets for the period ending September 30, 2020, and 2019, respectively.

NOTE 4 – NOTES PAYABLE

On or about June 22, 2015, accrued as compensation payable for a former executive in the amount of $215,500, under his consulting agreement dated June 22, 2013, was converted into a convertible debenture on July 31, 2015, with interest at 8% per annum, and payable on or before July 31, 2016. As of September 30, 2020, no payments or conversions have been made.

On September 23, 2019, the Company entered into a demand promissory note, from a related party, in the amount of $5,000 plus 12% interest. The note is payable, with interest, on or before April 1, 2020. As of September 30, 2020, no payments have been made.

Effective March 4, 2020, the Company entered into a Debt Purchase Settlement and Termination agreement in the amount of $35,000 with Beaufort Capital Partners for the Debt Purchase Agreement issued on January 12, 2016, for $157,000. The remaining balance of the debt was $113,268 and is replaced by a non-interest bearing, non-convertible promissory note in the amount of $35,000 due in full on or before December 30, 2020.

On January 15, 2020, the Company entered into a Termination of Loan and Release Agreement with Beaufort Capital Partners for the $1,555 remaining balance of the Convertible promissory note issued on November 5, 2015, in the amount of $25,000, and the balance of a Convertible Debenture issued November 16, 2016, in the amount of $10,000. The Company has no further obligation to Beaufort for these promissory notes issued on November 5, 2015, and November 16, 2016.

F-9

NOTE 4 – NOTES PAYABLE (CONTINUED)

On June 14, 2020, the Company received an Emergency Injury Disaster Loan in the amount of $47,200 from the U.S. Small Business Administration. The loan is amortized over thirty years at 3.75% interest per annum. Principal and interest are payable monthly, beginning June 14, 2021, in the amount of $230.

NOTE 5 – GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, current liabilities exceeded current assets by $816,236 on December 31, 2020, and has reported a net loss of $825,209 on December 31, 2020. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 6 – STOCKHOLDERS’ EQUITY

Authorized

The Company is authorized to issue 900,000,000 shares of $0.001 par value common stock and 100,000,000 shares of $0.001 par value preferred stock. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all the directors of the Company. The preferred shares may be issued in series, with the powers, rights, and limitations of the preferred shares to be determined by the Board.

On November 19, 2019, the Nevada Secretary of State accepted for filing, a Certificate of Amendment decreasing the Company’s authorized common stock from 7,400,000,000 to 900,000,000 with a par value of $0.001 in conjunction with the Company’s submission to FINRA for a reverse stock split. The amendment was approved by the shareholders and directors on October 1, 2019.

On April 27, 2020, the Company was notified by FINRA and instructed to file a Notice of Correction with Nevada Secretary of State regarding the change in authorized common stock dated November 19, 2019, and further stated that the Company file a new corporate action for the proposed reverse stock split.

On May 8, 2020, the Company received notice from the Nevada Secretary of State that the Notice of Correction had been denied citing the request was outside the approved time frame for said action.

On December 18, 2020, the Company received approval from FINRA for a 1,000 – 1 reverse stock split with an effective date of December 21, 2020.

Private Placements

On November 2, 2018, the Company announced it intends to complete a self-offering private placement financing of units of the Company (the “Units”) at a price of $0.0025 per Unit for gross proceeds of up to $4,000,000 (the” Offering”). Each Unit shall consist of one common share of the Company (a” Common Share”) and one common share purchase warrant (each whole warrant, (the” Warrants”). Each Warrant entitles the holder to acquire one Common Share of the Company at $0.005 for a period of 12 months from the date of issuance. The warrants expired at various times through April 30, 2020, with no warrants being exercised. The Private Placement expired on July 21, 2019.

F-10

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Advances

From time to time, the Company has received advances from certain of its officers and related parties to meet short-term working capital needs. For the period ended December 31, 2020, and 2019, approximately $332,135 and $85,085 advances from related parties is outstanding, respectively. These advances are unsecured, bear no interest, and do not have formal repayment terms or arrangements.

Employment agreements

Effective June 1, 2017, the Company renewed the employment agreement with our interim president/chief executive officer and chief financial officer for an additional two-year period. The agreement calls for a minimum salary of $15,000 through July 31, 2017, with an increase, effective August 1, 2017, to $18,750 per month plus additional cash and stock compensation. All other terms of the renewal agreement remain the same as the original agreement. The company has not made certain cash payments due under these agreements. On May 22, 2018, approximately $825,000 of accrued salary and benefits was exchanged for 375,000,000 shares of restricted common stock and 37,500,000 share of Series B preferred stock. As of December 31, 2020, there is an unpaid balance of approximately $94,938 accrued as compensation and benefits payable after exchanging approximately $261,539 of unpaid salaries for 26,153,935 shares of the Company’s restricted common stock.

Effective January 3, 2018, the Company entered into an employment agreement with a part-time president and chief executive officer, replacing the interim president and CEO for an annual salary of $185,000 plus additional cash and stock compensation contingent upon certain milestones. As of December 31, 2018, the Company had not made certain cash payments due under the agreement. On February 20, 2019, Mr. Milligan resigned due to long term illness. On March 4, 2019, the company issued a payment in the amount of $15,000, as settlement in full of all unpaid accrued amounts.

Payroll taxes

As of September 30, 2020, there is an accrued payroll tax liability of approximately $338,813.

Legal Proceedings

In June 2008, Debra Rutledge, Eric Rutledge & Jeanne Moore filed a claim against Action Products International, Inc., Action Toys, Inc., Action Healthcare Products, Inc., Curiosity Kits, Inc., Warren Kaplan and Judith Kaplan, Case No. 6:09-cv-1245- Orl-35GJK in the United States Middle District Court, District of Florida, Orlando Division. Plaintiffs allege a breach by the company of an oral contract and claim damages for failure to pay minimum wages, breach of contract, back pay with benefits and penalties for COBRA and ARRA violations. In an order adopting the Report and Recommendation of the Magistrate Judge, Plaintiffs' Amended Motion for Attorneys' Fees and Costs, filed on October 24, 2011, Plaintiffs were awarded a total sum of $35,801.50 for attorneys' fees. Plaintiffs were awarded post judgment interest, pursuant to 28 U.S.C. Section 1961, at the legal rate. This judgment for fees is awarded in favor of Plaintiffs and against Defendants Action Products International, Inc., Action Toys, Inc., Action Healthcare Products, Inc., and Curiosity Kits, Inc., jointly and severally. In all other respects, the Amended Motion for Attorneys' Fees and Costs was denied. On June 28, 2012, the Clerk was directed by Judge Charlene Edwards Honeywell to enter judgment accordingly. As of December 31, 2020, no other action has been taken by either party and the judgments have since expired.

Operating Leases

The Company neither owns nor leases any real or personal property. A shared office space is being rented on a month-by-month basis.

NOTE 8 – INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse.

F-11

NOTE 8 – INCOME TAXES (CONTINUED)

The Company applies the provisions of FASB, Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. When applicable, the Company will include interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2020, the Company had federal net operating loss carryforwards totaling approximately $13,000,000 which expires in various years through 2035.

NOTE 9 – SUBSEQUENT EVENTS

Since January 1, 2021, the Company has received approximately $7,600 from its officers and directors for working capital.

F-12

CONDENSED FINANCIAL STATEMENTS

For the three months ended

March 31, 2021, and 2020

CONDENSED FINANCIAL INFORMATION

F-13

ALUF HOLDINGS, INC.

CONDENSED BALANCE SHEET

	March 31,
	2021	2020
Current Assets
Cash	719	131,355
Accounts receivable	161,288	784,416
Prepaid expenses and other current assets	12,504	236,436
Total current assets	174,511	1,152,207
Deposits	300	19,090
Investments in Subsidiaries	2,700,000	12,700,000
Fixed Assets, net	651,520	777,581
Total assets	$3,526,331	$14,648,878

Current Liabilities
Accounts payable and accrued expenses	577,977	1,826,296
Short-term promissory notes payable	500,953	49,148
Total current liabilities	1,078,931	1,875,444
CONTINGENT LIABILITIES	10,590	-
Long Term Notes Payable	262,600	10,515,079
Total Liabilities	1,352,120	12,390,523

Shareholders' Deficit
Preferred stock, $.001 par value; 100,000,000 shares authorized at March 31, 2021 and 2020, respectively.
∙ Series A: 175,000 shares issued and outstanding at March 31, 2021 and 2020, respectively;	175	175
Series B: 80,124,770 and 89,324,770 shares issued and outstanding at March 31, 2021 and 2020, respectively	80,125	89,325
∙ Series D: 3,001 and .00 shares issued and outstanding at March 31, 2021 and 2020, respectively	3	3
∙ Series E: 4 shares issued and outstanding at March 31, 2021 and 2020, respectively	0.04	0.04
Common stock $.001 par value; 900,000,000 and 7,400,000,000 shares authorized March 31, 2021, and 2020 respectively; 147,508,566 and 4.008,602,631 issued and outstanding March 31, 2021 and 2020, respectively;	147,509	4,008,603
Treasury stock, $.001 par value; 141,000 shares authorized at March 31, 2021 and 2020, respectively.	(141)	(141)
Additional paid-in-capital	21,399,967	16,507,473
Unearned compensation costs	-	-
Stock Dividend	(151,931)	(151,931)
Accumulated deficit	(19,301,496)	(18,195,151)
Total shareholders' equity/deficit	2,174,211	2,258,355
Total liabilities and shareholders' equity	$3,526,331	$14,648,878

(See accompanying notes to condensed financial statements)

F-14

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF OPERATIONS

	For the three months ended March 31,
	2021	2020
Gross Sales	-	778,658
Cost of Sales	-	347,804
Net Sales	-	430,854

Operating expenses
Marketing and advertising	348	18,091
General and administrative	83,326	668,574
Total operating expenses	83,674	686,665
Net loss before income taxes	(83,674)	(255,811)
Interest expense	2,224	3,898
Other income (expense)	-	-
Total other income (expense)	(2,224)	(3,898)
Net profit (loss)	$(85,898)	$(259,709)
Weighted average number of shares outstanding	1,955,556	81,490,110
Basic and diluted net loss per share	$(0.0439)	$(0.0032)

(See accompanying notes to condensed financial statements)

F-15

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF CASH FLOWS

	For the three months Ended March 31,
	2021	2020
Cash flow from operating activities:
Net income (loss)	$(85,898)	$(259,709)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	-	-
Changes in operating assets and liabilities:
Increase in accounts receivable	-	45,505
Change in prepaid expenses and other assets	-	17,757
Decrease in accounts payable, accrued expenses	(45,929)	313,042
Net cash provided by (used in) operating activities	(131,827)	116,595

Cash flows from investing activities:
Net cash used in investing activities	0	0

Cash flows from financing activities:
Decrease in loans and notes payable	0	(134,219)
Increase in loans and notes payable	132,818	0
Net cash used by financing activities	132,818	(134,219)
Net increase (decrease) in cash	991	(17,624)
Cash and cash equivalents at beginning of period	(272)	148,979
Cash and cash equivalents at end of period	719	131,355

Supplemental disclosure:
Cash paid for interest	$2,224	$3,898

Non-cash financing activities:
Deferred/Accrued Salaries & Benefits	$-	$64,238

(See accompanying notes to condensed financial statements)

F-16

ALUF HOLDINGS, INC.

CONDENSED STATEMENT OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Treasury Stock			Additional		Total
	$.001 Par Value		$.001 Par Value		$.001 Par Value		Stock	Paid-In	Retained	Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Dividend	Capital	Earnings	Equity/Deficit

Balance @ December 31, 2019	89,503,000	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,388,155)	$2,291,600

Net Loss									$(298,467)	$(298,467)
Balance @ March 31, 2020	89,503,000	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,686,622)	$1,993,093

Net Loss									$(286,800)	$(286,800)
Balance @ June 30, 2020	89,503,000	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(18,973,422)	$1,706,293

Net Loss									$(371,471)	$(371,471)
Balance @ September 30, 2020	89,503,000	$89,503	4,008,602,631	$4,008,603	(140,541)	$(141)	$(151,931)	$16,733,681	$(19,344,893)	$1,334,822

Common stock issued to Directors as compensation			125,099,139	125,099				$660,492		$785,591

Series B Preferred shares surrendered	(5,200,000)	$(5,200)						$5,200		$-

Common stock issued in conversion of Series B shares			10,400,000	10,400						$10,400

Adjustment for Reverse Stock Split			(4,004,593,204)	(4,004,593)				$4,004,595		$-

Net Loss									$(825,210)	$(825,210)
Balance @ December 31, 2020	84,303,000	$84,303	139,508,566	$139,509	(140,541)	$(141)	$(151,931)	$21,403,968	$(19,213,365)	$2,262,343

Series B Preferred shares surrendered	(4,000,000)	$(4,000)						$4,000		$-

Common stock issued in conversion of Series B shares			8,000,000	8,000				$(8,000)		$-

Net Loss									$(85,898)	$(85,898)
Balance @ March 31, 2021	80,303,000	$80,303	147,508,566	$147,509	(140,541)	$(141)	$(151,931)	$21,399,968	$19,301,496	$2,174,211

(See accompanying notes to condensed financial statements)

F-17

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 – GENERAL ORGANIZATION AND BUSINESS

Organization.

Aluf Holdings, Inc. (“Aluf,” “Aluf Holdings”, or the “Company”), a Nevada corporation, originally incorporated under the laws of New York in 1977 traded on NASDAQ from 1984 until voluntarily filing a Form 15 in 2009. In 2012, the Company relocated its state of incorporation to Nevada and, with its corporate headquarters in South Florida, began the process to strategically acquire businesses with strong growth potential and a solid business plan primarily in the software and technologies industries. To date, the Company has three wholly owned subsidiaries, two of which are not currently operating, one Definitive Agreement, and one non-binding Letter of Intent (LOI), for additional acquisitions.

On December 21, 2020, a 1,000 to 1 reverse stock split of the Company’s common stock became effective.

On May 15, 2020, the Company unwound the Seller-Financed common stock acquisition of Interaqt Corp d/b/a COLOTRAQ which had been acquired on April 22, 2020.

On March 7, 2020, the Company formed Aluf CBD Partners, LLC for the purpose of investing in the manufacturing and processing of CBD isolate and distillate in order to fulfill the growing client need in the CBD marketplace. Aluf CBD Partners has no assets and currently has no operations.

On November 12, 2015, the Company formed Aluf Biometrics, Inc. for the purpose of a reverse triangular merger with an acquisition target for which the Company is currently under contract.  Aluf Biometrics has no assets and currently has no operations.

On September 12, 2020, the Company entered into a non-binding LOI to acquire all the stock of a start-up technology company, that provides an end-to-end, multi-factor biometric digital identity authentication and management platform.  Closing is contingent on funding.

On or about August 19, 2020, the Company entered into a non-binding LOI to acquire all the stock of a program management, consulting, integration, and custom software development services company.  Closing is contingent on funding.

On March 18, 2016, the Company entered into a software acquisition agreement, with Investor Reports, Inc., to acquire all rights, title, and interest in and to a certain computer program and documentation which will be marketed as “software-as-a-service”, a web-based system that provides an easy way for the customer’s compliance officers to identify and resolve potential violations or problematic areas under the rules of compliance. Closing is contingent on funding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Basis of Presentation

Our condensed consolidated financial information included in this report has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the condensed consolidated financial statements and accompanying notes. Actual amounts may differ from these estimated amounts.

Principles of Consolidation

The consolidated financial statements include the accounts of Aluf Holdings, Inc. and its wholly owned subsidiaries, Aluf Biometrics, Inc., Aluf CBD Partners, LLC.  All significant intercompany balances and transactions have been eliminated in consolidation.

F-18

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Fixed assets are comprised of furniture and fixtures, computer equipment, purchased software and major categories of property and equipment and are stated at cost and depreciated using the straight-line method, over the estimated useful lives of the various classes of assets, as follows:

Furniture, fixtures and equipment	3 – 10 years
Computers and purchased software	3 – 5 years

Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144” or “ASC 360”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long- lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Fair Value of Financial Instruments

The Company's financial instrument consists of prepaid expenses, deposits, investments, customer deposits, accounts payable and accrued expenses, accrued interest, loans payable and loans payable to a related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles as outlined in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104 or ASC 605-10), which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received, if required. Our products are custom made for our customers, who primarily consist of original engineer manufacturers (OEMs), and we do not accept returns. Our products are shipped complete and ready to be incorporated into higher level assemblies by our customers. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not granted any stock options.

Income Taxes

The Company provides for income taxes using an asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect currently. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

F-19

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

Earnings/(Loss) per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128 or ASC 260), “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net income (loss) per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Basic and diluted loss per share was $0.00 for the period ended March 31, 2021, and 2020, respectively.

Impairment of Long-lived Assets

In accordance with ASC 360, "Property, Plant and Equipment", the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate that the assets may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs of disposal.

Goodwill

The Company recognizes goodwill for the excess of the purchase price over the fair value of the identifiable net assets of the business acquired. ASC 350 "Intangible Assets-Goodwill and Other", an impairment test for goodwill is undertaken by the Company at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU-2016-02, "Leases (Topic 842)." The guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For finance leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; interest on the lease liability will be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income; and repayments of the principal portion of the lease liability will be classified within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; a single lease cost will be recognized, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and all cash payments will be classified within operating activities in the statement of cash flows. Under Topic 842 the accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments in Topic 842 are effective for the Company beginning January 1, 2020, including interim periods within that fiscal year. We are currently evaluating the impact of adopting the new guidance of the consolidated financial statements.

In January 2016, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update ("ASU") 2016- 01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. generally accepted accounting principles on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and are to be adopted by means of a cumulative- effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument- specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this standard.

F-20

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES (CONTINUED)

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This ASU is effective for financial statements issued for annual periods beginning after December 16, 2016, and interim periods within those annual periods. The adoption of this standard will not have any impact on the Company's financial position, results of operations and disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

The company did not have any depreciable fixed assets for the period ending March 31, 2021, and 2020, respectively.

NOTE 4 – NOTES PAYABLE

On or about June 22, 2015, accrued as compensation payable for a former executive in the amount of $215,500, under his consulting agreement dated June 22, 2013, was converted into a convertible debenture on July 31, 2015, with interest at 8% per annum, and payable on or before July 31, 2016. As of March 31, 2021, no payments or conversions have been made.

On September 23, 2020, the Company entered into a demand promissory note, from a related party, in the amount of $5,000 plus 12% interest.  The note is payable, with interest, on or before April 1, 2020. As of March 31, 2021, no payments have been made.

Effective March 4, 2020, the Company entered into a Debt Purchase Settlement and Termination agreement in the amount of $35,000 with Beaufort Capital Partners for the Debt Purchase Agreement issued on January 12, 2016, for $157,000.  The remaining balance of the debt was $113,268 and is replaced by a non-interest bearing, non-convertible promissory note in the amount of $35,000 due in full on or before December 30, 2020. As of March 31, 2021, no payments have been made.

On January 15, 2020, the Company entered into a Termination of Loan and Release Agreement with Beaufort Capital Partners for the $1,555 remaining balance of the Convertible promissory note issued on November 5, 2015, in the amount of $25,000, and the balance of a Convertible Debenture issued November 16, 2016, in the amount of $10,000.  The Company has no further obligation to Beaufort for these promissory notes issued on November 5, 2015, and November 16, 2016.

On June 14, 2020, the Company received an Emergency Injury Disaster Loan in the amount of $47,200 from the U.S. Small Business Administration.  The loan is amortized over thirty years at 3.75% interest per annum. Principal and interest are payable monthly, beginning June 14, 2021, in the amount of $230.

NOTE 6 – GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, current liabilities exceeded current assets by $904,520 on March 31, 2021, and has reported a net loss of $85,898 on March 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

F-21

NOTE 7 – STOCKHOLDERS’ EQUITY

Authorized

The Company is authorized to issue 900,000,000 shares of $0.001 par value common stock and 100,000,000 shares of $0.001 par value preferred stock. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all the directors of the Company. The preferred shares may be issued in series, with the powers, rights, and limitations of the preferred shares to be determined by the Board.

On November 19, 2020, the Nevada Secretary of State accepted for filing, a Certificate of Amendment decreasing the Company’s authorized common stock from 7,400,000,000 to 900,000,000 with a par value of $0.001 in conjunction with the Company’s submission to FINRA for a reverse stock split. The amendment was approved by the shareholders and directors on October 1, 2020.

On April 27, 2020, the Company was notified by FINRA and instructed to file a Notice of Correction with Nevada Secretary of State regarding the change in authorized common stock dated November 19, 2020, and further stated that the Company file a new corporate action for the proposed reverse stock split.

On May 8, 2020, the Company received notice from the Nevada Secretary of State that the Notice of Correction had been denied citing the request was outside the approved time frame for said action.

On December 18, 2020, the Company received approval from FINRA for a 1,000 – 1 reverse stock split with an effective date of December 21, 2020.

Private Placements

On November 2, 2018, the Company announced it intends to complete a self-offering private placement financing of units of the Company (the “Units”) at a price of $0.0025 per Unit for gross proceeds of up to $4,000,000 (the” Offering”). Each Unit shall consist of one common share of the Company (a” Common Share”) and one common share purchase warrant (each whole warrant, (the” Warrants”). Each Warrant entitles the holder to acquire one Common Share of the Company at $0.005 for a period of 12 months from the date of issuance. The warrants expired at various times through April 30, 2020, with no warrants being exercised. The Private Placement expired on July 21, 2020.

Advances

From time to time, the Company has received advances from certain of its officers and related parties to meet short-term working capital needs. For the period ended March 31, 2021, and 2020, approximately $500,593 and $13,765 advances from related parties is outstanding, respectively. These advances are unsecured, bear no interest, and do not have formal repayment terms or arrangements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Employment agreements

Effective June 1, 2017, the Company renewed the employment agreement with our interim president/chief executive officer and chief financial officer for an additional two-year period. The agreement calls for a minimum salary of $15,000 through July 31, 2017, with an increase, effective August 1, 2017, to $18,750 per month plus additional cash and stock compensation. All other terms of the renewal agreement remain the same as the original agreement. The company has not made certain cash payments due under these agreements. On May 22, 2018, approximately $825,000 of accrued salary and benefits was exchanged for 375,000,000 shares of restricted common stock and 37,500,000 share of Series B preferred stock. As of March 31, 2021, there is an unpaid balance of approximately $102,926 accrued benefits payable.

Payroll taxes

As of March 31, 2021, there is an accrued payroll tax liability of approximately $359,969.

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NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings

In June 2008, Debra Rutledge, Eric Rutledge & Jeanne Moore filed a claim against Action Products International, Inc., Action Toys, Inc., Action Healthcare Products, Inc., Curiosity Kits, Inc., Warren Kaplan and Judith Kaplan, Case No. 6:09-cv-1245- Orl-35GJK in the United States Middle District Court, District of Florida, Orlando Division. Plaintiffs allege a breach by the company of an oral contract and claim damages for failure to pay minimum wages, breach of contract, back pay with benefits and penalties for COBRA and ARRA violations. In an order adopting the Report and Recommendation of the Magistrate Judge, Plaintiffs' Amended Motion for Attorneys' Fees and Costs, filed on October 24, 2011, Plaintiffs were awarded a total sum of $35,801.50 for attorneys' fees. Plaintiffs were awarded post judgment interest, pursuant to 28 U.S.C. Section 1961, at the legal rate. This judgment for fees is awarded in favor of Plaintiffs and against Defendants Action Products International, Inc., Action Toys, Inc., Action Healthcare Products, Inc., and Curiosity Kits, Inc., jointly and severally. In all other respects, the Amended Motion for Attorneys' Fees and Costs was denied. On June 28, 2012, the Clerk was directed by Judge Charlene Edwards Honeywell to enter judgment accordingly. As of March 31, 2021, no other action has been taken by either party and the judgments have since expired.

Operating Leases

The Company neither owns nor leases any real or personal property. A shared office space is being rented on a month-by-month basis.

NOTE 9 – INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company applies the provisions of FASB, Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. When applicable, the Company will include interest and penalties related to uncertain tax positions in income tax expense.  At December 31, 2020, the Company had federal net operating loss carryforwards totaling approximately $13,000,000 which expires in various years through 2035.

NOTE 10 – SUBSEQUENT EVENTS

Since January 1, 2021, the Company has received approximately $153,218 from its officers and directors for working capital.

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PART III—EXHIBITS

Index to Exhibits

Number	Exhibit Description

2.1*	Amended Articles of Incorporation and Amendments Thereto
2.2*	Bylaws
3.1*	Specimen Stock Certificate
3.2*	Subscription Agreement
6.1*	Definitive Purchase Agreement, by and between the Company and KNWN Technologies, Inc., dated May 31, 2021
6.2*	Employment Agreement by and between the Company and Teresa McWilliam, dated June 1, 2017
12.1*	Opinion of Dolkart Law, P.C.

*As Previously Filed with the SEC on July 29, 2021 as part of our Form 1A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale on August 31, 2021.

(Exact name of issuer as specified in its charter):	Aluf Holdings, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Donald C. Bennett
Title:	Donald C. Bennett, President (Principal Executive Officer)
(Date):	August 31, 2021

/s/ Teresa McWilliams
Title:	Teresa McWilliam, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)
(Date):	August 31, 2021

SIGNATURES OF DIRECTORS:

/s/ Teresa McWilliams	August 31, 2021
Date

/s/ Donald C. Bennett	August 31, 2021
Date

/s/ Lisa Marks-Canty	August 31, 2021
Date

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